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As filed with the Securities and Exchange Commission on June 25, 2003

Registration Nos. 333-105421
333-105421-01

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OLD SECOND BANCORP, INC.	OLD SECOND CAPITAL TRUST I
(Exact Name of Co-Registrants as Specified in Charters)
Delaware (State or other jurisdiction of incorporation or organization)	Delaware (State or other jurisdiction of incorporation or organization)
36-3143493 (I.R.S. Employer Identification Number)	Applied for (I.R.S. Employer Identification Number)

37 South River Street
Aurora, Illinois 60506-4172
(630) 892-0202
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Co-Registrants' Principal Executive Offices)

William B. Skoglund
President and Chief Executive Officer
Old Second Bancorp, Inc.
37 South River Street
Aurora, Illinois 60506-4172
(630) 892-0202
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service for Co-Registrants)

Copies to:

John E. Freechack, Esq. Robert M. Fleetwood, Esq. Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC 333 West Wacker Drive, Suite 2700 Chicago, Illinois 60606 (312) 984-3100	Matthew C. Boba, Esq. Stathy Darcy, Esq. Chapman and Cutler 111 West Monroe Chicago, Illinois 60603 (312) 845-3000

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after the Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☒

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)

% Cumulative Trust Preferred Securities of Old Second Capital Trust I	3,162,500 shares	$10.00	$31,625,000	$2,559(6)

% Subordinated Debentures of Old Second Bancorp, Inc.(3)(4)	—	—	—	—

Guarantee of Preferred Securities(3)(5)	—	—	—	—

(1)
Includes 412,500 shares which may be sold by Old Second Capital Trust I to cover over-allotments.

(2)
The registration fee is calculated in accordance with Rule 457(a) and (n).

(3)
This Registration Statement is deemed to cover the    % subordinated debentures due 2033 of Old Second Bancorp, Inc., the rights of holders of the debentures under the indenture, and the rights of holders of the preferred securities under the trust agreement, the guarantee and the expense agreement.

(4)
The    % subordinated debentures due 2033 will be purchased by Old Second Capital Trust I with the proceeds of the sale of the preferred securities. The debentures may later be distributed for no additional consideration to the holders of the preferred securities of Old Second Capital Trust I upon its dissolution and the distribution of its assets.

(5)
No separate consideration will be received for the guarantee.

(6)
Of this registration fee, $2,326 was paid at the time of the original filing on May 20, 2003.

        The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated June 25, 2003

2,750,000 PREFERRED SECURITIES
OLD SECOND CAPITAL TRUST I

      % Cumulative Trust Preferred Securities
Liquidation Amount $10 Per Preferred Security

Fully, irrevocably and unconditionally guaranteed,
on a subordinated basis, as described in this prospectus, by

OLD SECOND BANCORP, INC.

        Old Second Capital Trust I is offering 2,750,000 preferred securities at $10 per preferred security. The preferred securities represent an indirect interest in our            % subordinated debentures. The debentures have the same payment terms as the preferred securities and will be purchased by Old Second Capital Trust using the proceeds from its offering of the preferred securities.

        The preferred securities have been approved for inclusion on The Nasdaq National Market under the symbol "OSBCP." We expect trading to commence on or prior to delivery of the preferred securities.

        Investing in the preferred securities involves risks. See "Risk Factors" beginning on page 10.

        The preferred securities are not savings accounts, deposits or obligations of any bank and are not insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Preferred Security	Total
Public Offering Price	$10.00	$27,500,000
Proceeds to Old Second Capital Trust	$10.00	$27,500,000

        This is a firm commitment underwriting. We will pay underwriting commissions of up to $    per preferred security, or a total of up to $            , for arranging the investment in our debentures. The underwriters have been granted a 30-day option to purchase up to an additional 412,500 preferred securities to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Howe Barnes Investments, Inc.

            , 2003

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

OLD SECOND BANCORP, INC.

 [MAP OF BANK LOCATIONS]

•
You should only rely on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

•
In this prospectus, references to "we," "us" and "our" refer to Old Second Bancorp, Inc. and its subsidiaries, unless the context requires otherwise.

•
We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

•
You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.

•
This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the securities to which it relates.

SUMMARY

        This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus in addition to our financial statements and the other information that are incorporated by reference in this prospectus. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional preferred securities to cover over-allotments.

Old Second Bancorp, Inc.

        Old Second Bancorp, Inc. is a financial holding company headquartered in Aurora, Illinois. We are engaged primarily in commercial, real estate and retail banking and we also provide trust and investment services. As of March 31, 2003, we had assets of $1.62 billion, deposits of $1.40 billion and stockholders' equity of $137.1 million. Our annualized return on average equity equaled 15.57% for the first quarter of 2003 and was 15.84%, 14.43% and 12.71% for 2002, 2001 and 2000, respectively. Enhancing our return on equity remains one of our primary goals.

        We conduct a full service community banking and trust business through our three bank and two financial services subsidiaries. Old Second has been a familiar name in Aurora and the surrounding communities since 1891. Our lead bank, The Old Second National Bank of Aurora, has its main office in Aurora, which is located in the heart of one of the most rapidly growing areas of the state and is approximately forty miles west of Chicago. We provide financial services through 23 banking locations and at four mortgage banking offices through our subsidiary, Old Second Mortgage Company. Through these offices, we have developed a strong presence in our market area, which encompasses Kane, Kendall, DeKalb, DuPage, Lake and LaSalle counties in Illinois. Our primary deposit products consist of checking, savings and certificates of deposit, and our primary lending products consist of residential and commercial real estate loans, construction loans, and commercial and installment loans. A majority of our loans are made on a secured basis and, as a result of growth in our market area, real estate lending is 76.4% of our loan portfolio. We also provide a range of trust services and we have a subsidiary that provides insurance services.

        We believe that a large part of our success results from our "right size" strategy. This strategy blends the best of what large banks offer with the personal relationship of small banks. We offer the products, locations, convenience and expertise of a large bank while continuing to offer quality service, local decision makers, community involvement and the helpful, friendly employees of a community bank.

        Our principal executive offices are located at 37 South River Street, Aurora, Illinois 60506-4172, and our telephone number is (630) 892-0202.

Financial Summary

        The table below summarizes the results of our operations and profitability during the last five years.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(dollars in thousands, except per share data)
Net income	$5,207	$4,979	$20,146	$17,223	$13,471	$12,408	$11,049
Earnings per share (diluted)	0.70	0.66	2.69	2.23	1.71	1.53	1.36
Total assets	1,623,621	1,323,972	1,608,087	1,333,348	1,149,442	998,508	1,014,292
Loans	1,115,800	916,402	1,061,867	895,455	729,732	604,269	556,545
Total deposits	1,396,097	1,147,691	1,390,661	1,090,816	996,478	848,336	826,331
Total stockholders' equity	137,086	122,811	133,076	124,946	112,962	103,761	101,926
Return on average assets	1.32%	1.53%	1.39%	1.38%	1.26%	1.26%	1.15%
Return on average equity	15.57%	16.20%	15.84%	14.43%	12.71%	12.06%	11.69%
Allowance for loan losses to loans	1.46%	1.42%	1.49%	1.38%	1.33%	1.38%	1.41%

Operating Strategy

        We directly compete with other financial institutions and businesses in both attracting and retaining deposits and making loans. To remain competitive within our markets, we have developed, and are committed to, our "right size" strategy. Elements of our operating strategy are:

        • Strong Community Focus. Our strategic plan emphasizes providing the broad range of services and convenience of a large bank with the personal relationship and community focus of a small bank. As a result, we have been successful in competing with the larger national and super regional banks and the small community financial institutions in our market area. We now have the largest deposit market share in both Kane and Kendall counties and we are first in market share in nine of the communities in which we are located. Our directors and employees are encouraged to be active in the communities in which we serve. We strive to be the "bank of choice" in our market area and have developed quality long lasting relationships with many of our retail and commercial customers. Our community focus is evidenced by the "Outstanding" CRA rating The Old Second National Bank of Aurora received from the banking regulators in regard to our level of involvement and reinvestment in the community. We are committed to providing a full range of financial services, including commercial and retail banking services, to each community in our market area.

        • Local Decision Makers. Our offices are staffed and operated by management and employees who possess an intimate knowledge of the communities they serve. Nearly all of our employees live in the communities in which they work and have strong ties to those areas. Through these individuals, we have developed trusted professional relationships with businesses and individuals in our market area. By allowing our local branch management and employees to take a leading role in decision-making, we allow them to use their knowledge of these communities and to best utilize our resources throughout our market area.

        • Targeting Growing Markets. Our most significant operations are in Kane and Kendall counties, each of which has experienced tremendous growth in the past 10 years. The cities of Aurora and Naperville, where six of our branches are located, are two of the fastest growing cities in Illinois. Over the past decade, both cities gained over 40,000 in population, ranking only behind the city of Chicago in overall growth in Illinois during the same period. Aurora is now the third largest city in Illinois, behind Chicago and Rockford. Our strategy in the past few years has been to expand our presence in our existing markets, while also expanding into nearby communities that are also growing rapidly and in which our "right size" strategy will be very effective. We have recently opened branches in Sandwich, St. Charles and Sycamore, Illinois as well as in Aurora and Naperville. We also plan to open an additional facility in Yorkville in the near future.

        • Profitable Growth. Our earnings have increased primarily through a combination of internal growth and establishing new branches. Earnings per share have increased since 1998 at an annual growth rate of 18.83%. We also have recorded higher annual earnings per share each year since1996. We are focused on increasing our return on average equity, which has increased from 11.69% in 1998 to 15.84% at December 31, 2002. In order to further strengthen these results, we initiated an offer to purchase up to 650,000 shares of our common stock from our stockholders at $42.50 per share. Pursuant to the terms of the tender offer, we increased the aggregate number of shares we repurchased to 723,000. The tender offer expired on June 24, 2003. The proceeds from this trust preferred securities offering will be used to fund the tender offer.

        • Strong Credit Quality. During the past five year period, we have experienced average net charge-offs of 0.07% of average loans. Despite the difficult economic conditions over the past few years, we have not experienced a material change in our charge-offs or in problem loans. Loans are underwritten with an emphasis on analyzing the leverage of the applicant and the cash flow needed to repay the loan. All significant loan decisions are made through our loan committee structure, which is comprised of our most senior lenders and management officials from each of our banks. We actively monitor our outstanding loans through a risk-based grading system and loan review process.

        • Mortgage Lending. We have also continued to focus on our mortgage lending business through Old Second Mortgage Company, which also conducts business under its former name, "Maple Park Mortgage Company." We offer a wide range of products, including conventional, government and jumbo loans, with operations centralized at Old Second Mortgage's home office location in St. Charles. In 2002, we originated $465.6 million in mortgage loans. During 2002, we reorganized our corporate structure and Old Second Mortgage became a wholly-owned subsidiary of The Old Second National Bank of Aurora.

        • Asset Management. We provide a full range of trust and asset management services through our lead bank. As of March 31, 2003, assets under management were $712.9 million, which, despite the softening in the economy and equity markets generally, represents a $34.0 million increase from December 31, 2002.

Recent Developments

        On May 20, 2003, we initiated a tender offer to purchase up to 650,000 shares of our common stock at $42.50 per share. Pursuant to the terms of the tender offer, we increased the aggregate number of shares we repurchased to 723,000. The tender offer expired on June 24, 2003.

        We believe that our offer to repurchase common stock and our issuance of trust preferred securities is a cost effective method for us to positively alter our capital mix, particularly given the current interest rate environment. It is our long-term goal to increase stockholder value and we believe that one method is through the repurchase of our common stock. For the past several years, we have repurchased our common stock on the open market. Since January 1, 2002, excluding the recently completed tender offer, we have repurchased 251,234 shares at prices between $29.18 and $40.65 per share. By initiating a formal tender offer for our shares of common stock, we believe we repurchased more shares than we otherwise could have on the open market while providing our selling stockholders with a premium that might not otherwise be available in the open market and without typical broker fees. The repurchase of our shares also provided liquidity for our current stockholders.

        We intend to use the proceeds from the sale of our debentures to Old Second Capital Trust I to fund the tender offer. See "Use of Proceeds" beginning on page 18. The trust preferred securities issuance is an attractive funding mechanism for the stock repurchases at this time because of the advantageous tax treatment that the preferred securities provide for Old Second Bancorp, the favorable interest rate environment and the Tier 1 capital classification allowed by the banking regulators.

Old Second Capital Trust I

        Old Second Capital Trust I, a Delaware statutory trust, is a newly formed subsidiary of Old Second Bancorp, Inc. Upon issuance of the preferred securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding preferred securities of Old Second Capital Trust. In exchange for our capital contribution to Old Second Capital Trust, we will own all of the common securities of Old Second Capital Trust. Old Second Capital Trust exists exclusively for the following purposes:

  •
  issuing and selling the preferred securities to the public for cash;

  •
  issuing and selling the common securities to us;

  •
  investing the proceeds from the sale of the preferred and common securities in an equivalent amount of            % subordinated debentures due June 30, 2033, to be issued by us; and

  •
  engaging in activities that are incidental to those listed above, such as receiving payments on the debentures, making distributions to security holders, furnishing notices and performing other administrative tasks.

        Old Second Capital Trust's address is 37 South River Street, Aurora, Illinois 60506-4172, and its telephone number is (630) 892-0202.

The Offering

The issuer	Old Second Capital Trust I.
Securities being offered
2,750,000 preferred securities, which represent preferred undivided beneficial interests in the assets of Old Second Capital Trust. Those assets will consist solely of the debentures and payments received on the debentures.
Old Second Capital Trust will sell the preferred securities to the public for cash. Old Second Capital Trust will use that cash to buy the debentures from us.
Offering price	$10 per preferred security.
When Old Second Capital Trust will pay distributions to you
Your purchase of the preferred securities entitles you to receive cumulative cash distributions at a % annual rate. Distributions will accumulate from the date Old Second Capital Trust issues the preferred securities and are to be paid quarterly on March 31, June 30, September 30, and December 31 of each year, beginning September 30, 2003. As long as the preferred securities are represented by a global security, the record date for distributions on the preferred securities will be the business day prior to the distribution date. We may defer the payment of cash distributions, as described below, under "—We have the option to extend the interest payment period."
When Old Second Capital Trust must redeem the preferred securities
The debentures will mature and we must redeem the preferred securities on June 30, 2033. We have the option, however, to shorten the maturity date to a date not earlier than June 30, 2008. We will not shorten the maturity date unless we have received the prior approval of the Board of Governors of the Federal Reserve System, if required by law or regulation.
Redemption of the preferred securities before June 30, 2033 is possible
Old Second Capital Trust must redeem the preferred securities when the debentures are paid at maturity or upon any earlier redemption of the debentures to the extent the debentures are redeemed. We may redeem all or part of the debentures at any time on or after June 30, 2008.
In addition, we may redeem all of the debentures, at any time, if:
•
existing laws or regulations, or the interpretation or application of these laws or regulations, change, causing the interest we pay on the debentures to no longer be deductible by us for federal income tax purposes, or causing Old Second Capital Trust to become subject to federal income tax or to other taxes or governmental charges;

• existing laws or regulations change, requiring Old Second Capital Trust to register as an investment company; or
• the capital adequacy guidelines of the Federal Reserve change so that the preferred securities no longer qualify as Tier 1 capital.

We may also redeem the debentures at any time, and from time to time, in an amount equal to the liquidation amount of any preferred securities we purchase, plus a proportionate amount of common securities, but only in exchange for a like amount of the preferred securities and common securities that we then own.

Redemption of the debentures prior to maturity will be subject to the prior approval of the Federal Reserve, if approval is then required by law or regulation. If your preferred securities are redeemed by Old Second Capital Trust, you will receive the liquidation amount of $10 per preferred security, plus any accrued and unpaid distributions to the date of redemption.
We have the option to extend the interest payment period
Old Second Capital Trust will rely solely on payments made by us under the debentures to pay distributions on the preferred securities. As long as we are not in default under the indenture relating to the debentures, we may, at one or more times, defer interest payments on the debentures for up to 20 consecutive quarters, but not beyond June 30, 2033. If we defer interest payments on the debentures:
• Old Second Capital Trust will also defer distributions on the preferred securities;
• the distributions you are entitled to will accumulate; and
• these accumulated distributions will earn interest at an annual rate of %, compounded quarterly, until paid.

At the end of any deferral period, we will pay to Old Second Capital Trust all accrued and unpaid interest under the debentures. Old Second Capital Trust will then pay all accumulated and unpaid distributions to you.
You will still be taxed if distributions on the preferred securities are deferred
If a deferral of payment occurs, you must recognize the amount of the deferred distributions as income for federal income tax purposes in advance of receiving the actual cash distributions, even if you are a cash basis taxpayer.
Our full and unconditional guarantee of payment
Our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of Old Second Capital Trust under the preferred securities. Under the guarantee agreement, we guarantee that Old Second Capital Trust will use its assets to pay the distributions on the preferred securities and the liquidation amount upon liquidation of Old Second Capital Trust.

However, the guarantee does not apply when Old Second Capital Trust does not have sufficient funds to make the payments. If we do not make payments on the debentures, Old Second Capital Trust will not have sufficient funds to make payments on the preferred securities. In this event, your remedy is to institute a legal proceeding directly against us for enforcement of payments under the debentures.
We may distribute the debentures directly to you	We may, at any time, dissolve Old Second Capital Trust and distribute the debentures to you, subject to the prior approval of the Federal Reserve, if required by law or regulation.

If we distribute the debentures, we will use our best efforts to either designate the debentures on The Nasdaq National Market or to list them on a national exchange, if the preferred securities are then included or listed.
How the securities will rank in right of payment	Our obligations under the preferred securities, debentures and guarantee are unsecured and will rank as follows with regard to right of payment:
•
the preferred securities will rank equally with the common securities of Old Second Capital Trust. Old Second Capital Trust will pay distributions on the preferred securities and the common securities pro rata. However, if we default with respect to the debentures, then no distributions on the common securities of Old Second Capital Trust or our common stock will be paid until all accumulated and unpaid distributions on the preferred securities have been paid;
• our obligations under the debentures and the guarantee are unsecured and generally will rank junior in priority to our existing and future senior and subordinated indebtedness; and
• because we are a holding company, the debentures and the guarantee will effectively be subordinated to all depositors' claims, as well as existing and future liabilities of our subsidiaries.
Voting rights of the preferred securities	Except in limited circumstances, holders of the preferred securities will have no voting rights.
Nasdaq National Market symbol	"OSBCP."

You will not receive certificates
The preferred securities will be represented by a global security that will be deposited with and registered in the name of The Depository Trust Company, New York, New York, or its nominee. As a result, you will not receive a certificate for the preferred securities, and your beneficial ownership interests will be recorded through the DTC book-entry system.
How the proceeds of this offering will be used
Old Second Capital Trust will invest all of the proceeds from the sale of the preferred securities in the debentures. We estimate that the net proceeds to us from the sale of the debentures to Old Second Capital Trust, after deducting underwriting expenses and commissions, will be approximately $26.3 million. We expect to use all of the net proceeds from the sale of the debentures to repurchase shares of our common stock through an issuer tender offer.

        Before purchasing the preferred securities being offered, you should carefully consider the "Risk Factors" beginning on page 10.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth our selected consolidated financial information and other data. Our consolidated financial statements for the five years ended December 31, 2002 have been audited by Ernst & Young LLP, independent accountants. The selected data presented below for the three-month periods ended March 31, 2003 and March 31, 2002 are derived from unaudited financial statements. You should read this information in conjunction with the consolidated financial statements and the notes to the financial statements incorporated by reference. Results for the three-month periods are unaudited but in the opinion of management reflect all necessary adjustments for a fair presentation of results as of the dates and for the periods covered. Results for past periods do not necessarily indicate the results that may be expected for future periods, and results for the three-month period ended March 31, 2003 do not necessarily indicate the results that may be expected for the entire year ending December 31, 2003.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(dollars in thousands, except per share data)
Selected Income Data:
Interest income	$21,059	$20,358	$85,491	$84,791	$77,141	$66,989	$68,139
Interest expense	6,435	6,588	28,009	35,290	35,816	29,154	32,229
Net interest income	14,624	13,770	57,482	49,501	41,325	37,835	35,910
Provision for loan losses	855	830	3,805	3,840	1,380	930	1,213
Net interest income after provision of loan losses	13,769	12,940	53,677	45,661	39,945	36,905	34,697
Other income:
Service charges on deposit accounts	1,618	1,262	5,893	4,951	3,639	3,285	3,139
Trust fees	1,262	1,324	5,060	5,041	5,115	4,473	4,154
Secondary mortgage fees	452	247	1,265	1,110	539	951	1,557
Mortgage servicing income	15	15	62	83	379	1,811	1,045
Securities gains (losses), net	34	3	89	460	0	0	10
Gain on sales of loans	3,118	1,743	9,079	7,771	3,624	5,902	9,119
Other	911	989	3,828	2,885	3,272	2,137	1,353
Total other income	7,410	5,583	25,276	22,301	16,568	18,559	20,377
Other expense:
Salaries and employee benefits	8,535	6,684	29,410	24,606	21,734	20,660	20,657
Net occupancy expense of premises	849	676	2,855	2,771	2,581	2,431	2,358
Furniture and equipment expenses	1,063	971	4,326	4,057	3,331	3,529	3,970
Amortization and impairment of intangible assets	89	89	355	788	797	796	796
Amortization of mortgage servicing rights	12	3	7	5	78	462	1,370
Other	2,608	2,533	11,103	9,249	8,567	9,398	9,838
Total other expense	13,156	10,956	48,056	41,476	37,088	37,276	38,989
Income before income taxes	8,023	7,567	30,897	26,486	19,425	18,188	16,085
Income taxes	2,816	2,588	10,751	9,263	5,954	5,780	5,036
Net income	5,207	4,979	20,146	17,223	13,471	12,408	11,049
Per Share Data:(1)
Earnings per share (basic)	$0.70	$0.66	$2.71	$2.24	$1.72	$1.53	$1.36
Earnings per share (diluted)	0.70	0.66	2.69	2.23	1.71	1.53	1.36
Cash dividends per common share	0.20	0.15	0.75	0.56	0.45	0.44	0.34
Book value per share	18.47	16.46	18.00	16.42	14.53	12.93	12.53
Select Financial Condition Data (at end of period):
Total assets	$1,623,621	$1,323,972	$1,608,087	$1,333,348	$1,149,442	$998,508	$1,014,292
Securities	386,176	304,203	389,216	324,549	318,663	277,413	292,365
Loans	1,115,800	916,402	1,061,867	895,455	729,732	604,269	556,545
Allowance for loan losses	16,255	12,996	15,769	12,313	9,690	8,444	7,823
Total deposits	1,396,097	1,147,691	1,390,661	1,090,816	996,478	848,336	826,331
Borrowings	71,954	43,384	68,644	97,072	27,161	37,077	73,296
Total stockholders' equity	137,086	122,811	133,076	124,946	112,962	103,761	101,926

Performance Ratios(2):
Return on average assets	1.32%		1.53%		1.39%		1.38%		1.26%		1.26%		1.15%
Return on average equity	15.57		16.20		15.84		14.43		12.71		12.06		11.69
Net interest margin(3)(4)	3.99		4.58		4.28		4.33		4.29		4.27		4.15
Net interest spread(3)	3.53		3.94		3.74		3.52		3.34		3.48		3.31
Average loan-to-average deposit ratio	77.63		79.84		77.31		75.10		71.76		70.01		67.54
Asset Quality Ratios(2):
Non-performing loans to loans	0.42%		0.33%		0.52%		0.37%		0.29%		0.34%		0.40%
Allowance for loan losses to:
Loans	1.46%		1.42%		1.49%		1.38%		1.33%		1.38%		1.41%
Non-performing loans	348.97		432.34		289.66		369.65		458.37		413.92		358.03
Net charge-offs to average loans	0.14		0.07		0.03		0.14		0.02		0.05		0.06
Non-performing assets to total assets	0.29		0.23		0.35		0.25		0.21		0.21		0.26
Capital Ratios:
Stockholders' equity to assets	8.23%		8.99%		8.05%		9.08%		9.42%		9.84%		9.43%
Tier 1 risk-based capital	10.65		12.10		10.60		12.04		13.65		14.61		14.32
Total risk-based capital	11.90		13.24		11.85		13.32		14.86		15.84		15.52
Leverage ratio	8.06		9.33		7.79		8.86		9.66		10.17		9.28
Ratio of Earnings to Fixed Charges(5):
Including deposit interest	2.10	x	2.04	x	2.00	x	1.70	x	1.51	x	1.58	x	1.47	x
Excluding deposit interest	8.74		8.57		9.12		6.37		5.64		5.16		4.08

(1)
Per share data has been restated to give retroactive effect to the 4-for-3 stock split effected in the form of a dividend on June 24, 2002, and a 2-for-1 stock split effected in the form of a dividend on May 18, 1999.

(2)
Ratios for the three month periods have been annualized.

(3)
Net interest margin represents net interest income as a percentage of average interest-earning assets, and net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, both on a tax-equivalent basis.

(4)
Certain non—GAAP performance measures and ratios are used by management to evaluate and measure our performance. These include net interest margin (including its individual components). We believe that this measure provides users of our financial information a more accurate view of the performance of the interest-earning assets and interest-bearing liabilities for comparative purposes. Other financial holding companies may define or calculate this measure differently. See the table below for supplemental data and the corresponding reconciliation to GAAP financial measures for the three months ended March 31, 2003 and 2002.

  We review yields on certain asset categories and the net interest margin of Old Second Bancorp and its banking subsidiaries on a fully taxable-equivalent basis ("FTE"). In this non-GAAP presentation, net interest income is adjusted to reflect tax-exempt interest income on an equivalent before-tax basis. This measure ensures comparability of net interest income arising from both taxable and tax-exempt sources.

	As of and for the Three Months Ended March 31,
	2003	2002
	(dollars in thousands)
(A) Interest income (GAAP)	$21,059	$20,358
Taxable-equivalent adjustment—Loans	90	105
Taxable-equivalent adjustment—Investments	587	659

Interest income—FTE	$21,736	$21,122
(B) Interest expense (GAAP)	6,435	6,588

Net interest income—FTE	$15,301	$14,534

(C) Net interest income (GAAP) (A minus B)	$14,624	$13,770
(D) Net interest margin (GAAP)	3.90%	4.45%
Net interest margin—FTE	3.99%	4.58%
(5)
For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus interest and occupancy expense. Fixed charges consist of interest and occupancy expense.

RISK FACTORS

        An investment in the preferred securities involves a number of risks. Some of these risks relate to the preferred securities and others relate to us and the financial services industry, generally. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following factors in evaluating an investment in Old Second Capital Trust before you purchase the preferred securities offered by this prospectus.

        Because Old Second Capital Trust will rely on the payments it receives on the debentures from us to fund all payments on the preferred securities, and because Old Second Capital Trust may distribute the debentures in exchange for the preferred securities, purchasers of the preferred securities are making an investment decision that relates to the debentures being issued by us as well as the preferred securities. Purchasers should carefully review the information in the prospectus about the preferred securities, the debentures and the guarantee.

Risks Related to an Investment in the Preferred Securities

If we do not make interest payments under the debentures, Old Second Capital Trust will be unable to pay distributions and liquidation amounts. Our guarantee will not apply because the guarantee covers payments only if Old Second Capital Trust has funds available.

        Old Second Capital Trust will depend solely on our payments on the debentures to pay amounts due to you on the preferred securities. If we default on our obligation to pay the principal or interest on the debentures, Old Second Capital Trust will not have sufficient funds to pay distributions or the liquidation amount on the preferred securities. In that case, you will not be able to rely on the guarantee for payment of these amounts because the guarantee only applies if Old Second Capital Trust has sufficient funds to make distributions on or to pay the liquidation amount of the preferred securities. Instead, you or the property trustee will have to institute a direct action against us to enforce the property trustee's rights under the indenture relating to the debentures.

To the extent we must rely on dividends from our subsidiaries to make interest payments on the debentures to Old Second Capital Trust, our available cash flow may be restricted and distributions may be deferred.

        We are a holding company and substantially all of our assets are held by our direct and indirect subsidiaries. Our ability to make payments on the debentures when due will depend primarily on available cash resources at the bank holding company level and dividends from our direct and indirect subsidiaries. Dividend payments or extensions of credit from our banking subsidiaries are subject to regulatory limitations, generally based on capital levels and current and retained earnings, imposed by the various regulatory agencies with authority over such subsidiary. The ability of our banking subsidiaries to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. We cannot assure you that our direct and indirect subsidiaries will be able to pay dividends in the future.

Regulators may preclude us from making distributions on the debentures in the event our regulatory capital, liquidity or financial performance deteriorates.

        We and our subsidiaries are subject to extensive federal and state law, regulation and supervision. Our regulators monitor our financial condition on a periodic basis and may impose limitations on our operations and business activities under various circumstances. In response to any perceived deficiencies in liquidity or regulatory capital levels, our regulators may require us to obtain their consent prior to paying dividends on our capital stock or interest on the debentures. In the event our regulators withheld their consent to our payment of interest on the debentures, we would exercise our right to defer interest payments on the debentures, and Old Second Capital Trust would not have funds available to make distributions on the preferred securities during this deferral period. Our regulators could take this action alone or in conjunction with similar restrictions on the ability of our subsidiaries to pay dividends to us.

        The commencement of a deferral period with respect to interest on the debentures and, accordingly, distributions on the preferred securities, would likely cause the market price of the preferred securities to decline.

The debentures and the guarantee rank lower than most of our other indebtedness, and our holding company structure effectively subordinates any claims against us to those of our subsidiaries' creditors.

        Our obligations under the debentures and the guarantee are unsecured and will rank junior in priority of payment to our existing and future senior and subordinated indebtedness. As of March 31, 2003, we had approximately $18.2 million of senior and subordinated indebtedness outstanding. The issuance of the debentures and the preferred securities does not limit our ability or the ability of our subsidiaries to incur additional indebtedness, guarantees or other liabilities.

        Because we are a holding company, our creditors, including depositors, also will have priority over you in any distribution of our assets in liquidation, reorganization or otherwise. Accordingly, the debentures and the guarantee will be effectively subordinated to all existing and future liabilities of our direct and indirect subsidiaries, and you should look only to our assets for payments on the preferred securities and the debentures.

We may defer interest payments on the debentures for substantial periods, which could have adverse consequences for you.

        We may, at one or more times, defer interest payments on the debentures for up to 20 consecutive quarters. If we defer interest payments on the debentures, Old Second Capital Trust will defer distributions on the preferred securities during any deferral period. During a deferral period, you will be required to recognize as income for federal income tax purposes the amount approximately equal to the interest that accrues on your proportionate share of the debentures held by Old Second Capital Trust in the tax year in which that interest accrues, even though you will not receive these amounts until a later date.

        You will also not receive the cash related to any accrued and unpaid interest from Old Second Capital Trust if you sell the preferred securities before the end of any deferral period. During a deferral period, accrued but unpaid distributions will increase your tax basis in the preferred securities. If you sell the preferred securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise realized on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income. As a result, deferral of distributions could result in ordinary income, and a related tax liability for the holder, and a capital loss that may only be used to offset a capital gain.

        We do not currently intend to exercise our right to defer interest payments on the debentures. However, in the event of a deferral period, the market price of the preferred securities would likely be adversely affected. The preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the debentures. If you sell the preferred securities during a deferral period, you may not receive the same return on investment as someone who continues to hold the preferred securities. Due to our right to defer interest payments, the market price of the preferred securities may be more volatile than the market prices of other securities without the deferral feature.

We have made only limited covenants in the indenture and the trust agreement, which may not protect your investment in the event we experience significant adverse changes in our financial condition or results of operations.

        The indenture governing the debentures and the trust agreement governing Old Second Capital Trust do not require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and therefore do not protect holders of the debentures or the preferred securities in the event we experience significant adverse changes in our financial condition or results of operations. In addition, neither the indenture nor the trust agreement limits our ability or the ability of our subsidiaries to incur additional indebtedness. Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the debentures or the guarantee.

In the event we redeem the debentures before June 30, 2033, you may not be able to reinvest your principal at the same or a higher rate of return.

        Under the following circumstances, we may redeem the debentures before their stated maturity.

  •
  We may redeem the debentures, in whole or in part, at any time on or after June 30, 2008.

  •
  We may redeem the debentures in whole, but not in part, within 180 days after certain occurrences at any time during the life of Old Second Capital Trust. These occurrences may include adverse tax, investment company or bank regulatory developments. See "Description of the Debentures—Redemption" beginning on page 36.

        You should assume that we will exercise our redemption option if we are able to obtain capital at a lower cost than we must pay on the debentures or if it is otherwise in our interest to redeem the debentures. If we do so, Old Second Capital Trust must redeem preferred securities having an aggregate liquidation amount equal to the aggregate principal amount of debentures redeemed, and you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the preferred securities.

We can distribute the debentures to you, which may have adverse tax consequences for you and which may adversely affect the market price of the preferred securities prior to such distribution.

        Old Second Capital Trust may be dissolved at any time before maturity of the debentures on June 30, 2033. As a result, and subject to the terms of the trust agreement, the trustees may distribute the debentures to you.

        We cannot predict the market prices for the debentures that may be distributed in exchange for preferred securities upon liquidation of Old Second Capital Trust. The preferred securities, or the debentures that you may receive if Old Second Capital Trust is liquidated, may trade at a discount to the price that you paid to purchase the preferred securities. Because you may receive debentures, your investment decision with regard to the preferred securities will also be an investment decision with regard to the debentures. You should carefully review all of the information contained in this prospectus regarding the debentures.

        If Old Second Capital Trust is classified for federal income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of the debentures would be a taxable event to Old Second Capital Trust and you. In addition, if there is a change in law, a distribution of debentures upon the dissolution of Old Second Capital Trust could be a taxable event to Old Second Capital Trust and you.

You are subject to repayment risk because possible tax law changes could result in a redemption of the preferred securities.

        Future legislation may be enacted that could adversely affect our ability to deduct our interest payments on the debentures for federal income tax purposes, making early redemption of the debentures likely and resulting in redemption of the preferred securities.

        From time to time, Congress has proposed federal income tax law changes that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations depending on their terms. These proposals have not been enacted into law. Although it is impossible to predict whether future proposals of this nature will be introduced and enacted with application to already issued and outstanding securities, if they are, we could be precluded from deducting interest on the debentures. Enactment of this type of proposal might in turn give rise to a tax event as described under "Description of the Preferred Securities—Redemption or Exchange—Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event" beginning on page 24.

Trading characteristics of the preferred securities may create adverse tax consequences for you.

        The preferred securities may trade at a price that does not reflect the value of accrued but unpaid interest on the underlying debentures. If you dispose of your preferred securities between record dates for distributions on the preferred securities, you may have adverse tax consequences. Under these circumstances, you will be required to include accrued but unpaid interest on the debentures allocable to the preferred securities through the date of disposition in your income as ordinary income if you use the accrual method of accounting or if this interest represents original issue discount.

        If interest on the debentures is included in income under the original issue discount provisions, you would add this amount to your adjusted tax basis in your share of the underlying debentures deemed disposed. If your selling price is less than your adjusted tax basis, which will include all accrued but unpaid original issue discount interest included in your income, you could recognize a capital loss which, subject to limited exceptions, cannot be applied to offset ordinary income for federal income tax purposes. See "Material Federal Income Tax Consequences" beginning on page 47, for more information on possible adverse tax consequences to you.

There is no current public market for the preferred securities, and their market price may decline after you invest.

        There is currently no public market for the preferred securities. Although the preferred securities have been approved for listing on Nasdaq, there is no guarantee that an active or liquid trading market will develop for the preferred securities or that the inclusion of the preferred securities will continue on Nasdaq. If an active trading market does not develop, the market price and liquidity of the preferred securities will be adversely affected. Even if an active public market does develop, there is no guarantee that the market price for the preferred securities will equal or exceed the price you pay for the preferred securities.

        Future trading prices of the preferred securities may be subject to significant fluctuations in response to prevailing interest rates, our future operating results and financial condition, the market for similar securities and general economic and market conditions. The initial public offering price of the preferred securities has been determined by us and the underwriters and may be greater than the market price following the offering.

        The market price for the preferred securities, or the debentures that you may receive in a distribution, is also likely to decline during any period that we are deferring interest payments on the debentures.

You must rely on the property trustee to enforce your rights if there is an event of default under the indenture.

        You may not be able to directly enforce your rights against us if an event of default under the indenture occurs. If an event of default under the indenture occurs and is continuing, this event will also be an event of default under the trust agreement. In that case, you must rely on the enforcement by the property trustee of its rights as holder of the debentures against us. The holders of a majority in liquidation amount of the preferred securities will have the right to direct the property trustee to enforce its rights.

        If the property trustee does not enforce its rights following an event of default and a request by the record holders to do so, any record holder may, to the extent permitted by applicable law, take action directly against us to enforce the property trustee's rights. If an event of default occurs under the trust agreement that is attributable to our failure to pay interest or principal on the debentures, or if we default under the guarantee, you may proceed directly against us. You will not be able to exercise directly any other remedies available to the holders of the debentures unless the property trustee fails to do so.

As a holder of preferred securities, you have limited voting rights, and we can amend the trust agreement to change the terms and conditions of the administration, operation and management of Old Second Capital Trust without your consent.

        Holders of preferred securities have limited voting rights. We can, without your consent, make certain amendments to the trust agreement. Your voting rights pertain primarily to certain amendments to the trust agreement and not to the administration, operation or management of Old Second Capital Trust. In general, only we can replace or remove any of the trustees. However, if an event of default under the trust agreement occurs and is continuing, the holders of at least a majority in aggregate liquidation amount of the preferred securities may replace the property trustee and the Delaware trustee.

        In certain circumstances, with the consent of the holders of a majority in aggregate liquidation amount of the preferred securities, we may amend the trust agreement to ensure that Old Second Capital Trust remains classified for federal income tax purposes as a grantor trust and to ensure that Old Second Capital Trust retains its exemption from status as an "investment company" under the Investment Company Act, even if such amendment adversely affects your rights as a holder of preferred securities. For more information regarding limitations on your ability to control amendments to the trust agreement, see "Description of the Preferred Securities—Voting Rights; Amendment of Trust Agreement" beginning on page 30.

The preferred securities are not insured.

        Neither the FDIC nor any other governmental agency has insured the preferred securities, the guarantee or the debentures.

Risks Related to an Investment in Old Second Bancorp, Inc.

Our business is concentrated in and dependent upon the continued growth and welfare of several counties in Illinois.

        Our banking subsidiaries operate primarily in Kane, Kendall, DeKalb, DuPage, Lake and LaSalle Counties in Illinois, and as a result, our financial condition, results of operations and cash flows are subject to changes in the economic conditions in those areas. We have developed a strong presence in the counties we serve, with particular concentration in Aurora, Illinois and surrounding communities. Based upon the 2000 census, these counties together represent a market of more than 1.9 million people. The city of Aurora has a current reported population of approximately 143,000 residents. Although the communities that we serve have been growing rapidly in recent years and we anticipate continuing to concentrate our business efforts in the communities we currently serve and the immediately surrounding communities, our continued success is largely dependent upon the continued growth of these communities. A decline in the growth of these communities could negatively impact our net income and profitability. Additionally, declines in the economies of these communities could affect our ability to generate new loans or to receive repayments of existing loans, adversely affecting our financial condition.

We face intense competition in all phases of our business from other banks and financial institutions, both larger and smaller.

        Our "right size" strategy is to provide a broad range of services and the convenience of a large bank as well as the personal relationships and community focus of a smaller bank. Many of the entities that we compete with are substantially larger in size and may have greater resources available to them, offer the consumers the most competitive interest rates, have more locations and may provide a greater range of products than we do. We also compete with smaller financial institutions that may be perceived to offer a higher degree of customer service. Additionally, many non-bank financial intermediaries are not subject to the regulatory restrictions applicable to our bank subsidiaries. We have experienced an increase in the level of competition as well as the number of competitors in recent years and this increase may affect our future profitability.

        With respect to specific products, we compete for deposits with a large number of depository institutions including commercial banks, savings and loan associations, credit unions, money market funds and other financial institutions and financial intermediaries serving our market area. We also compete for loans with other banks headquartered in northern Illinois, with loan production offices of large money center banks headquartered in other states, as well as with savings and loan associations, credit unions, finance companies, mortgage bankers, leasing companies and other institutions. This competition may lead to a reduction in our net interest income and increases in our costs of doing business.

Interest rates and other conditions, including the level of home mortgage activity, impact our results of operations.

        Our profitability is in part a function of the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. Like most banking institutions, our net interest spread and margin will be affected by general economic conditions and other factors, including fiscal and monetary policies of the federal government, that influence market interest rates and our ability to respond to changes in such rates. At any given time, our assets and liabilities will be such that they are affected differently by a given change in interest rates. As a result, an increase or decrease in rates, the length of loan terms or the mix of adjustable and fixed rate loans in our portfolio could have a positive or negative effect on our net income, capital and liquidity. With a liability sensitive gap, a decrease in interest rates generally will have a positive effect on net interest income, while increases in interest rates generally will have a negative effect on net interest income. However, because interest rates on deposit products are at historically low levels, any further decrease in interest rates could have a negative effect on our net interest income.

        In addition, as a result of interest rates remaining at low levels, the unprecedented volume of mortgage orginations continued during the first quarter of 2003. While mortgage rates may remain near historically low levels, we do not anticipate that the high level of income from residential mortgage activity will continue throughout the year.

Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.

        We established our allowance for loan losses in consultation with management of our bank subsidiaries and maintain it at a level considered adequate by management to absorb loan losses that are inherent in the portfolio. The amount of future loan losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and such losses may exceed current estimates. At March 31, 2003, our allowance for loan losses as a percentage of total loans was 1.46% and as a percentage of total non-performing loans was approximately 349.0%. Although management believes that the allowance for loan losses is adequate to absorb losses on any existing loans that may become uncollectible, we cannot predict loan losses with certainty, and we cannot assure you that our allowance for loan losses will prove sufficient to cover actual loan losses in the future. Loan losses in excess of our reserves may adversely affect our business, financial condition and results of operations.

Our loan portfolio is concentrated heavily in residential and commercial real estate loans, which involve risks specific to real estate value.

        Our loan portfolio generally reflects the profile of the communities in which we operate. Because we are located in growing areas, real estate lending (including commercial, residential, and construction) is a significant portion of our loan portfolio. These categories were $852.9 million, or approximately 76.4% of our total loan portfolio as of March 31, 2003. Although a significant portion of such loans are secured by real estate as a secondary form of collateral, adverse developments affecting real estate values in one or more of our markets could increase the credit risk associated with our loan portfolio. Additionally, if the loans are not repaid according to their terms, the real estate securing the loans, in those cases where real estate serves as the primary collateral, may not have a value equal to the amounts owed under the loan. Declines in the local economies in our market area could have an adverse impact on our financial condition.

Commercial and industrial loans make up a significant portion of our loan portfolio.

        Commercial and industrial loans were $648.5 million (including $435.9 million of commercial real estate loans), or approximately 58.1% of our total loan portfolio as of March 31, 2003. Our commercial loans are primarily made based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, this collateral is accounts receivable, inventory, machinery or real estate. Credit support provided by the borrower for most of these loans and the probability of repayment is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any exists. As a result, in the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. The collateral securing other loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

Our business is subject to credit risks that may adversely affect our earnings.

        Our loan customers may not repay their loans according to their terms, and collateral securing their loans, if any, may not have a value equal to amounts owed under their loans. Should the difficult economic climate continue, borrowers may experience difficulty, and the level of non-performing loans, charge-offs, and delinquencies could rise and require further increases in the provision for loan losses which will cause our net income and return on equity to decrease.

Our community banking strategy relies heavily on our management team, and the unexpected loss of key managers may adversely affect our operations.

        Much of our success to date has been influenced strongly by our ability to attract and to retain senior management experienced in banking and financial services and familiar with the communities in our market area. Our ability to retain executive officers, the current management teams, branch managers and loan officers of our operating subsidiaries will continue to be important to the successful implementation of our "right size" strategy. It is also critical, as we grow, to be able to attract and retain qualified additional management and loan officers with the appropriate level of experience and knowledge about our market area to implement our community-based operating strategy. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business, financial condition and results of operations.

We have a continuing need for technological change.

        The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our market area. Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products to those that we will be able to offer, which would put us at a competitive disadvantage. Accordingly, we cannot provide you with assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers.

Recent changes in laws and regulations may cause us to incur additional costs.

        Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the Securities and Exchange Commission and Nasdaq Stock Market, Inc., could cause us to incur increased costs as we evaluate the implications of new rules and respond to new requirements. We operate our business through a strong, independent board of directors and have complied with current laws and regulations. We continue to evaluate and monitor developments with respect to these new and proposed rules, and we cannot predict or estimate the amount of the additional costs, if any, we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus (including information incorporated by reference) contains certain forward-looking statements, within the meaning of such term in the Private Securities Litigation Reform Act of 1995, with respect to our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of our management and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "would," "could," "should" or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and we undertake no obligation to update any statement in light of new information or future events.

        Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, the following:

  •
  The strength of the United States economy in general and the strength of the local economies in which we conduct our operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of our assets.

  •
  The economic impact of any future terrorist attacks, acts of war or threats thereof and the response of the United States to any such threats and attacks.

  •
  The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, insurance and monetary and financial matters.

  •
  The effects of changes in interest rates and the policies of the Board of Governors of the Federal Reserve System.

  •
  Our ability to compete with other financial institutions as effectively as we currently intend due to increases in competitive pressures in the financial services sector.

  •
  Our inability to obtain new customers and to retain existing customers.

  •
  The timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the Internet.

  •
  Technological changes implemented by us and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to us and its customers.

  •
  Our ability to develop and maintain secure and reliable electronic delivery systems.

  •
  Our ability to retain key executives and employees and the difficulty that we may experience in replacing key executives and employees in an effective manner.

  •
  Consumer spending and saving habits which may change in a manner that affects our business adversely.

  •
  Business combinations and the integration of acquired businesses which may be more difficult or expensive than expected.

  •
  The costs, effects and outcomes of existing or future litigation.

  •
  Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board.

  •
  Other factors discussed in the "Risk Factors" section of this prospectus.

        These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

USE OF PROCEEDS

        Old Second Capital Trust will invest all of the proceeds from the sale of the preferred securities in the debentures. We anticipate that the net proceeds from the sale of the debentures will be approximately $26.3 million after deduction of offering expenses and underwriting commissions estimated to be approximately $1.2 million.

        We will use all of the net proceeds from the sale of the debentures to repurchase shares of our common stock. We initiated an issuer tender offer to repurchase up to 650,000 shares of our common stock for $42.50 per share. Pursuant to the terms of the tender offer, we increased the aggregate number of shares we repurchased to 723,000. The tender offer expired on June 24, 2003.

CAPITALIZATION

        The following table sets forth our total capitalization at March 31, 2003, on a historical basis and as adjusted for the offering and the application of the net proceeds as described under "Use of Proceeds" on page 23. You should read this data in conjunction with the consolidated financial statements and notes to the financial statements incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and from our Quarterly Report on Form 10-Q, as amended, for the quarter ended March 31, 2003. See "Documents Incorporated by Reference" on page 55.

	March 31, 2003
	Actual	As Adjusted
	(dollars in thousands)
Indebtedness:
Short-term borrowings(1)	$18,192	$21,420
Long-term debt	—	—
Company obligated manditorily redeemable preferred securities of subsidiary trust holding solely subordinated debentures(2)	—	27,500
Stockholders' Equity:
Preferred stock, no par value; Authorized 300,000 shares; none issued	—	—
Common stock, $1.00 par value; authorized 10,000,000 shares; Issued and outstanding 7,420,505 shares at March 31, 2003; 6,697,505 as adjusted	8,221	8,221
Additional paid-in capital	11,678	11,678
Retained earnings	131,270	131,270
Accumulated other comprehensive income	5,002	5,002
Treasury stock, at cost, 800,749 at March 31, 2003; 1,523,749 as adjusted	(19,085)	(49,813)

Total stockholders' equity	$137,086	$106,358

Capital Ratios(3):
Leverage ratio(4)	8.06%	7.85%
Tier 1 capital ratio(5)	10.65%	10.38%
Total risk-based capital ratio(5)	11.90%	11.63%

(1)
In the event that we repurchase the full number of shares in the tender offer, we will utilize certain short-term borrowings to fund that amount of the tender offer not satisfied by the proceeds of the sale of the trust preferred securities.

(2)
Old Second Capital Trust, our wholly owned subsidiary, will hold, as its sole asset, $28,350,500 in principal amount of subordinated debentures.

(3)
The capital ratios, as adjusted, are computed including the estimated net proceeds from the sale of the preferred securities, in a manner consistent with Federal Reserve regulations.

(4)
The leverage ratio is core capital divided by average quarterly assets, after deducting goodwill and other intangible assets.

(5)
The preferred securities have been structured to qualify as Tier 1 capital. However, in calculating the amount of Tier 1 qualifying capital, the preferred securities can only be included up to the amount constituting 25% of total Tier 1 capital. As adjusted for this offering and the expected use of proceeds to fund the tender offer, our Tier 1 capital as of March 31, 2003, would have been approximately $125.4 million, of which $27.5 million would have been attributable to the preferred securities.

ACCOUNTING AND REGULATORY TREATMENT

        Old Second Capital Trust will be treated, for financial reporting purposes, as our subsidiary and, accordingly, the accounts of Old Second Capital Trust will be included in our consolidated financial statements. The preferred securities will be presented as a separate line item in our consolidated balance sheet under a separate caption. In addition, appropriate disclosures about the preferred securities, the guarantee and the debentures will be included in the notes to our consolidated financial statements. For financial reporting purposes, we will record distributions payable on the preferred securities in our consolidated statements of income.

        Our future reports filed under the Securities Exchange Act of 1934 will include a footnote to the audited consolidated financial statements stating that:

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  Old Second Capital Trust is wholly-owned;

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  the sole assets of Old Second Capital Trust are the debentures, specifying the debentures' outstanding principal amount, interest rate and maturity date; and

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  our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of Old Second Capital Trust under the preferred securities.

        Under accounting rules of the SEC, we are not required to include separate financial statements of Old Second Capital Trust in this prospectus because we will own all of the voting securities of Old Second Capital Trust, Old Second Capital Trust has no independent operations and we guarantee the payments on the preferred securities to the extent described in this prospectus.

DESCRIPTION OF OLD SECOND CAPITAL TRUST

        Old Second Capital Trust is a statutory trust formed pursuant to the Delaware Statutory Trust Act under a trust agreement executed by us, as depositor, and the trustees named in the trust agreement. A certificate of trust has been filed with the Delaware Secretary of State. The trust agreement will be amended and restated in its entirety in the form filed as an exhibit to the registration statement of which this prospectus is a part, as of the date the preferred securities are initially issued. The trust agreement will be qualified under the Trust Indenture Act of 1939.

        The following discussion contains a description of the material terms of the trust agreement of Old Second Capital Trust and is subject to, and qualified in its entirety by reference to, the amended and restated trust agreement and the Trust Indenture Act. We urge prospective investors to read the form of amended and restated trust agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

        The holders of the preferred securities issued pursuant to the offering described in this prospectus will own all of the issued and outstanding preferred securities of Old Second Capital Trust, which have certain prior rights over the other securities of Old Second Capital Trust. We will not initially own any of the preferred securities. We will acquire common securities in an amount equal to at least 3% of the total capital of Old Second Capital Trust and will initially own, directly or indirectly, all of the issued and outstanding common securities. The common securities, together with the preferred securities, are called the trust securities.

        Old Second Capital Trust exists exclusively for the purposes of:

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  issuing and selling the preferred securities to the public for cash;

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  issuing and selling the common securities to us;

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  investing the proceeds from the sale of the preferred and common securities in an equivalent amount of    % subordinated debentures due June 30, 2033, to be issued by us; and

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  engaging in activities that are incidental to those listed above, such as receiving payments on the debentures, making distributions to security holders, furnishing notices and performing other administrative tasks.

        The rights of the holders of the trust securities are as set forth in the trust agreement, the Delaware Statutory Trust Act and the Trust Indenture Act. The trust agreement does not permit Old Second Capital Trust to borrow money or make any investment other than in the debentures. Other than with respect to the trust securities, we have agreed to pay for all debts and obligations and all costs and expenses of Old Second Capital Trust, including the fees and expenses of the trustees and any income taxes, duties and other governmental charges, and all costs and expenses related to these charges, to which Old Second Capital Trust may become subject, except for federal withholding taxes that are properly withheld.

        The number of trustees of Old Second Capital Trust will initially be five. Three of the trustees will be persons who are our employees. They are the administrative trustees. The fourth trustee will be an entity that maintains its principal place of business in the State of Delaware. It is the Delaware trustee. Initially, Wilmington Trust Company, a Delaware banking corporation, will act as Delaware trustee. The fifth trustee, called the property trustee, will also initially be Wilmington Trust Company. The property trustee is the institutional trustee under the trust agreement and acts as the indenture trustee called for under the applicable provisions of the Trust Indenture Act. Also for purposes of compliance with the Trust Indenture Act, Wilmington Trust Company will act as guarantee trustee and indenture trustee under the guarantee agreement and the indenture. See "Description of the Debentures" beginning on page 34 and "Description of the Guarantee" beginning on page 43. We, as holder of all of the common securities, will have the right to appoint or remove any trustee unless an event of default under the indenture has occurred and is continuing, in which case only the holders of the preferred securities may remove the Delaware trustee or the property trustee. Old Second Capital Trust has a term of approximately 30 years but may terminate earlier as provided in the trust agreement.

        The property trustee will hold the debentures for the benefit of the holders of the trust securities and will have the power to exercise all rights, powers and privileges under the indenture as the holder of the debentures. In addition, the property trustee will maintain exclusive control of a segregated noninterest-bearing "payment account" established with Wilmington Trust Company to hold all payments made on the debentures for the benefit of the holders of the trust securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from the payment account. The guarantee trustee will hold the guarantee for the benefit of the holders of the preferred securities. We will pay all fees and expenses related to Old Second Capital Trust and the offering of the preferred securities, including the fees and expenses of the trustees.

DESCRIPTION OF THE PREFERRED SECURITIES

        The preferred securities will be issued pursuant to the trust agreement. For more information about the trust agreement, see "Description of Old Second Capital Trust" beginning on page 21. Wilmington Trust Company will act as property trustee for the preferred securities under the trust agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the preferred securities will include those stated in the trust agreement and those made a part of the trust agreement by the Trust Indenture Act.

        The following discussion contains a description of the material provisions of the preferred securities and is subject to, and is qualified in its entirety by reference to, the trust agreement and the Trust Indenture Act. We urge prospective investors to read the form of amended and restated trust agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

        The trust agreement authorizes the administrative trustees, on behalf of Old Second Capital Trust, to issue the trust securities, which are comprised of 2,750,000 preferred securities to be sold to the public and 85,100 common securities, which we will acquire. In the event the underwriters exercise their over-allotment option, the trust agreement authorizes the administrative trustees, on behalf of Old Second Capital Trust, to issue an additional 412,500 preferred securities to the public and an additional 12,800 common securities to us. We will own all of the common securities issued by Old Second Capital Trust. Old Second Capital Trust is not permitted to issue any securities other than the trust securities or to incur any indebtedness.

        The preferred securities will represent preferred undivided beneficial interests in the assets of Old Second Capital Trust, and the holders of the preferred securities will be entitled to a preference over the common securities upon an event of default with respect to distributions and amounts payable on redemption or liquidation. The preferred securities will rank equally, and payments on the preferred securities will be made proportionally, with the common securities, except as described under "—Subordination of Common Securities" beginning on page 26. Upon issuance the preferred securities will be deemed fully-paid and, to the extent permitted by applicable law, will be entitled to the benefits of the trust agreement.

        The property trustee will hold legal title to the debentures in Old Second Capital Trust for the benefit of the holders of the trust securities. We will guarantee the payment of distributions out of money held by Old Second Capital Trust, and payments upon redemption of the preferred securities or liquidation of Old Second Capital Trust, to the extent described under "Description of the Guarantee" beginning on page 43. The guarantee agreement does not cover the payment of any distribution or the liquidation amount when Old Second Capital Trust does not have sufficient funds available to make these payments.

Distributions

        Source of Distributions.    The funds of Old Second Capital Trust available for distribution to holders of the preferred securities will be limited to payments made under the debentures, which Old Second Capital Trust will purchase with the proceeds from the sale of the trust securities. Distributions will be paid through the property trustee, which will hold the amounts received from our interest payments on the debentures in the payment account for the benefit of the holders of the trust securities. If we do not make interest payments on the debentures, the property trustee will not have funds available to pay distributions on the preferred securities.

        Payment of Distributions.    Distributions on the preferred securities will be payable at the annual rate of            % of the $10 stated liquidation amount, payable quarterly on March 31, June 30, September 30, and December 31 of each year, to the holders of the preferred securities on the relevant record dates. So long as the preferred securities are represented by a global security, as described below, the record date will be the business day immediately preceding the relevant distribution date. The first distribution date for the preferred securities will be September 30, 2003.

        Distributions will accumulate from the date of issuance, will be cumulative and will be computed on the basis of a 360-day year of twelve 30-day months. If the distribution date is not a business day, then payment of the distributions will be made on the next day that is a business day, without any additional interest or other payment for the delay. However, if the next business day is in the next calendar year, payment of the distribution will be made on the business day immediately preceding the scheduled distribution date. When we use the term "business day" we mean any day other than a Saturday, a Sunday, a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to remain closed or a day on which the corporate trust office of the property trustee or the indenture trustee is closed for business.

        Extension Period.    As long as no event of default under the indenture has occurred and is continuing, we have the right to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. We refer to this period of deferral as an "extension period." No extension period may extend beyond June 30, 2033 or end on a date other than an interest payment date, which dates are the same as the distribution dates. If we defer the payment of interest, quarterly distributions on the preferred securities will also be deferred during any such extension period. Any deferred distributions under the preferred securities will accumulate additional amounts at the annual rate of    %, compounded quarterly from the relevant distribution date. The term "distributions" as used in this prospectus includes those accumulated amounts.

        During an extension period, we may not:

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  declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock, or allow any of our direct or indirect subsidiaries to do the same with respect to their capital stock, other than the payment of dividends or distributions to us or to any of our direct or indirect subsidiaries;

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  make, or allow any of our direct or indirect subsidiaries to make, any payment of principal, interest or premium on or repay, repurchase or redeem any debt securities that rank equally with, or junior to, the debentures;

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  make, or allow any of our direct or indirect subsidiaries to make, any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our direct or indirect subsidiaries if the guarantee ranks equally with or junior to the debentures, other than payments under the guarantee; or

  •
  redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

After the termination of any extension period and the payment of all amounts due, we may elect to begin a new extension period, subject to the above requirements.

        We do not currently intend to exercise our right to defer distributions on the preferred securities by deferring the payment of interest on the debentures.

Redemption or Exchange

        General.    Subject to the prior approval of the Federal Reserve, if required by law or regulation, we will have the right to redeem the debentures:

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  in whole at any time, or in part from time to time, on or after June 30, 2008;

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  at any time, in whole, within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms we define below; or

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  at any time, to the extent of any preferred securities we repurchase, plus a proportionate amount of the common securities we hold.

        Mandatory Redemption.    Upon our repayment or redemption, in whole or in part, of any debentures, whether on June 30, 2033 or earlier, the property trustee will apply the proceeds to redeem the same amount of the trust securities, upon not less than 30 days' nor more than 60 days' notice, at the redemption price. The redemption price will equal 100% of the aggregate liquidation amount of the trust securities plus accumulated but unpaid distributions to the date of redemption. If less than all of the debentures are to be repaid or redeemed on a date of redemption, then the proceeds from such repayment or redemption will be allocated to redemption of preferred securities and common securities proportionately.

        Distribution of Debentures in Exchange for Preferred Securities.    Upon prior approval of the Federal Reserve, if required by law or regulation, we will have the right at any time to dissolve, wind-up or terminate Old Second Capital Trust and, after satisfaction of the liabilities of creditors of Old Second Capital Trust as provided by applicable law, including, without limitation, amounts due and owing the trustees of Old Second Capital Trust, cause the debentures to be distributed directly to the holders of trust securities in liquidation of Old Second Capital Trust. See "—Liquidation Distribution Upon Termination" beginning on page 27.

        After the liquidation date fixed for any distribution of debentures in exchange for preferred securities:

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  those trust securities will no longer be deemed to be outstanding;

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  certificates representing debentures in a principal amount equal to the liquidation amount of those preferred securities will be issued in exchange for the preferred securities certificates;

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  we will use our best efforts to designate the debentures for inclusion on Nasdaq or to list them on a national exchange, if the preferred securities are then included or listed;

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  any certificates representing trust securities that are not surrendered for exchange will be deemed to represent debentures with a principal amount equal to the liquidation amount of those preferred securities, plus unpaid interest in an amount equal to the accumulated and unpaid distributions on the preferred securities and accruing interest at the rate provided for in the debentures from the last distribution date on the preferred securities; and

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  all rights of the trust security holders other than the right to receive debentures upon surrender of a certificate representing trust securities will terminate.

        We cannot assure you that the market prices for the preferred securities or the debentures that may be distributed if a dissolution and liquidation of Old Second Capital Trust were to occur would be favorable. The preferred securities that you may purchase, or the debentures that you may receive on dissolution and liquidation of Old Second Capital Trust, may trade at a discount to the price that you paid to purchase the preferred securities.

        Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event.    If a Tax Event, an Investment Company Event or a Capital Treatment Event occurs, we will have the right to redeem the debentures in whole, but not in part, and thereby cause a mandatory redemption of all of the trust securities at the redemption price. If one of these events occurs and we do not elect to redeem the debentures, or to dissolve Old Second Capital Trust and cause the debentures to be distributed to holders of the trust securities, then the preferred securities will remain outstanding and additional interest may be payable on the debentures. See "Description of the Debentures—Redemption" beginning on page 36.

        "Tax Event" means the receipt by Old Second Capital Trust and us of an opinion of counsel having a recognized federal tax and securities law practice stating that there is more than an insubstantial risk that:

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  interest payable by us on the debentures is not, or within 90 days of the date of the opinion will not be, deductible by us, in whole or in part, for federal income tax purposes;

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  Old Second Capital Trust is, or will be within 90 days after the date of the opinion, subject to federal income tax with respect to income received or accrued on the debentures; or

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  Old Second Capital Trust is, or will be within 90 days after the date of opinion, subject to more than an immaterial amount of other taxes, duties, assessments or other governmental charges, as a result of any amendment to any tax laws or regulations.

        "Investment Company Event" means the receipt by Old Second Capital Trust and us of an opinion of counsel having a recognized federal tax and securities law practice to the effect that Old Second Capital Trust is, or will be, considered an "investment company" that is required to be registered under the Investment Company Act, as a result of a change in law or regulation or a change in interpretation or application of law or regulation.

        "Capital Treatment Event" means the receipt by Old Second Capital Trust and us of an opinion of counsel having a recognized bank regulatory practice to the effect that there is more than an insubstantial risk of impairment of our ability to treat the preferred securities as Tier 1 capital for purposes of the current capital adequacy guidelines of the Federal Reserve, as a result of any amendment to any laws or any regulations.

        For all of the events described above, we or Old Second Capital Trust must request and receive an opinion of counsel experienced in such matters with regard to the event within a reasonable period of time after we become aware of the possible occurrence of an event of this kind.

        Redemption of Debentures in Exchange for Preferred Securities We Purchase.    Upon prior approval of the Federal Reserve, if required by law or regulation, we will also have the right at any time, and from time to time, to redeem debentures in exchange for any preferred securities we may have repurchased in the market. If we elect to surrender any preferred securities beneficially owned by us in exchange for redemption of a like amount of debentures, we will also surrender a proportionate amount of common securities in exchange for debentures. Neither we nor Old Second Capital Trust will call for redemption any preferred securities owned by other holders at any time when we elect to exchange trust securities we own for debentures.

        The common securities we surrender will be in the same proportion to the preferred securities we surrender as is the ratio of common securities then outstanding to the preferred securities then outstanding. In exchange for the trust securities surrendered by us, the property trustee will cause to be released to us for cancellation debentures with a principal amount equal to the liquidation amount of the trust securities, plus any accumulated but unpaid distributions, if any, then held by the property trustee allocable to those trust securities. After the date of redemption involving an exchange by us, the trust securities we surrender will no longer be deemed outstanding and the debentures redeemed in exchange will be cancelled.

Redemption Procedures

        Preferred securities will be redeemed at the redemption price with the applicable proceeds from our contemporaneous redemption of the debentures. Redemptions of the preferred securities will be made, and the redemption price will be payable, on each redemption date only to the extent that Old Second Capital Trust has funds available for the payment of the redemption price.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of trust securities to be redeemed at its registered address. Unless we default in payment of the redemption price on the debentures, interest will cease to accumulate on the debentures called for redemption on and after the date of redemption.

        If Old Second Capital Trust gives notice of redemption of its trust securities, then the property trustee, to the extent funds are available, will irrevocably deposit with the depositary for the trust securities funds sufficient to pay the aggregate redemption price and will give the depositary for the trust securities irrevocable instructions and authority to pay the redemption price to the holders of the trust securities. See "Book-Entry Issuance" beginning on page 42. If the preferred securities are no longer in book-entry only form, the property trustee, to the extent funds are available, will deposit with the designated paying agent for such preferred securities, funds sufficient to pay the aggregate redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the preferred securities. Notwithstanding the foregoing, distributions payable on or prior to the date of redemption for any trust securities called for redemption will be payable to the holders of the trust securities on the relevant record dates for the related distribution dates.

        If notice of redemption has been given and we have deposited funds as required, then on the date of the deposit all rights of the holders of the trust securities called for redemption will cease, except the right to receive the redemption price, but without interest on such redemption price after the date of redemption. The trust securities will also cease to be outstanding on the date of the deposit. If any date fixed for redemption of trust securities is not a business day, then payment of the redemption price payable on that date will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next succeeding calendar year, payment of the interest will be made on the immediately preceding business day.

        If payment of the redemption price in respect of trust securities called for redemption is improperly withheld or refused and not paid by Old Second Capital Trust, or by us pursuant to the guarantee, distributions on the trust securities will continue to accumulate at the applicable rate from the date of redemption originally established by Old Second Capital Trust for the trust securities to the date the redemption price is actually paid. In this case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price. See "Description of the Guarantee" beginning on page 43.

        Payment of the redemption price on the preferred securities and any distribution of debentures to holders of preferred securities will be made to the applicable recordholders as they appear on the register for the preferred securities on the relevant record date. As long as the preferred securities are represented by a global security, the record date will be the business day immediately preceding the date of redemption or liquidation date, as applicable.

        If less than all of the trust securities are to be redeemed, then the aggregate liquidation amount of the trust securities to be redeemed will be allocated proportionately to those trust securities based upon the relative liquidation amounts. The particular preferred securities to be redeemed will be selected by the property trustee from the outstanding preferred securities not previously called for redemption by a method the property trustee deems fair and appropriate. This method may provide for the redemption of portions equal to $1,000, or a multiple of $1,000, of the liquidation amount of the preferred securities. The property trustee will promptly notify the registrar for the preferred securities in writing of the preferred securities selected for redemption and, in the case of any preferred securities selected for partial redemption, the liquidation amount to be redeemed.

        Subject to applicable law, and if we are not exercising our right to defer interest payments on the debentures, we may, at any time, purchase outstanding preferred securities.

Subordination of Common Securities

        Payment of distributions on, and the redemption price of, the preferred securities and common securities of Old Second Capital Trust will be made based on the liquidation amount of these securities. However, if an event of default under the indenture has occurred and is continuing, no distributions on or redemption of the common securities may be made unless payment in full in cash of all accumulated and unpaid distributions on all of the outstanding preferred securities for all distribution periods terminating on or before that time, or in the case of payment of the redemption price, payment of the full amount of the redemption price on all of the outstanding preferred securities then called for redemption, has been made or provided for. All funds available to the property trustee will first be applied to the payment in full in cash of all distributions on, or the redemption price of, the preferred securities then due and payable.

        In the case of the occurrence and continuance of any event of default under the trust agreement resulting from an event of default under the indenture, we, as holder of the common securities, will be deemed to have waived any right to act with respect to that event of default under the trust agreement until the effect of the event of default has been cured, waived or otherwise eliminated. Until the event of default under the trust agreement has been so cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the preferred securities and not on our behalf, and only the holders of the preferred securities will have the right to direct the property trustee to act on their behalf.

Liquidation Distribution Upon Termination

        We will have the right at any time to dissolve, wind-up or terminate Old Second Capital Trust and cause the debentures to be distributed to the holders of the preferred securities. This right is subject, however, to us receiving approval of the Federal Reserve, if required by law or regulation.

        In addition, Old Second Capital Trust will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of:

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  our bankruptcy, dissolution or liquidation;

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  the distribution of a like amount of the debentures to the holders of trust securities, if we have given written direction to the property trustee to terminate Old Second Capital Trust;

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  redemption of all of the preferred securities as described on page 24 under "—Redemption or Exchange—Mandatory Redemption"; or

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  the entry of a court order for the dissolution of Old Second Capital Trust.

        With the exception of a redemption as described on page 24 under "—Redemption or Exchange—Mandatory Redemption," if an early termination of Old Second Capital Trust occurs, the trust will be liquidated by the administrative trustees as expeditiously as they determine to be possible. After satisfaction of liabilities to creditors of Old Second Capital Trust as provided by applicable law, the trustees will distribute to the holders of trust securities, debentures:

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  in an aggregate stated principal amount equal to the aggregate stated liquidation amount of the trust securities;

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  with an interest rate identical to the distribution rate on the trust securities; and

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  with accrued and unpaid interest equal to accumulated and unpaid distributions on the trust securities.

        However, if the property trustee determines that the distribution is not practical, then the holders of trust securities will be entitled to receive, instead of debentures, a proportionate amount of the liquidation distribution. The liquidation distribution will be the amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions to the date of payment. If the liquidation distribution can be paid only in part because we have insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by Old Second Capital Trust on the trust securities will be paid on a proportional basis, based on liquidation amounts, to us, as the holder of the common securities, and to the holders of the preferred securities. However, if an event of default under the indenture has occurred and is continuing, the preferred securities will have a priority over the common securities. See "—Subordination of Common Securities" beginning on page 26.

        Under current federal income tax law and interpretations and assuming that Old Second Capital Trust is treated as a grantor trust, as is expected, a distribution of the debentures should not be a taxable event to holders of the preferred securities. Should there be a change in law, a change in legal interpretation, a Tax Event or another circumstance, however, the distribution could be a taxable event to holders of the preferred securities. See "Material Federal Income Tax Consequences—Distribution of Debentures to Securityholders" on page 50. If we do not elect to redeem the debentures prior to maturity or to liquidate the trust and distribute the debentures to holders of the preferred securities, the preferred securities will remain outstanding until the repayment of the debentures.

        If we elect to dissolve Old Second Capital Trust and thus cause the debentures to be distributed to holders of the preferred securities in liquidation of Old Second Capital Trust, we will continue to have the right to shorten the maturity of the debentures. See "Description of the Debentures—General" beginning on page 34.

Liquidation Value

        The amount of the liquidation distribution payable on the preferred securities in the event of any liquidation of Old Second Capital Trust is $10 per preferred security plus accumulated and unpaid distributions to the date of payment, which may be in the form of a distribution of debentures having a liquidation value and accrued interest of an equal amount. See "—Liquidation Distribution Upon Termination" beginning on page 27.

Events of Default; Notice

        Any one of the following events constitutes an event of default under the trust agreement with respect to the preferred securities:

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  the occurrence of an event of default under the indenture, see "Description of the Debentures—Debenture Events of Default" beginning on page 39;

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  a default by Old Second Capital Trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days;

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  a default by Old Second Capital Trust in the payment of any redemption price of any of the trust securities when it becomes due and payable;

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  a default in the performance, or breach, in any material respect, of any covenant or warranty of the trustees in the trust agreement, other than those defaults covered in the previous two points, and continuation of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to the defaulting trustee(s) by the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default" under the trust agreement; or

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  the occurrence of events of bankruptcy or insolvency with respect to the property trustee and our failure to appoint a successor property trustee within 60 days.

        Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of the event of default to the holders of the preferred securities, the administrative trustees and to us, unless the event of default has been cured or waived. We and the administrative trustees are required to file annually with the property trustee a certificate as to whether or not we or they are in compliance with all applicable conditions and covenants under the trust agreement.

        If an event of default under the indenture has occurred and is continuing, the preferred securities will have preference over the common securities upon termination of Old Second Capital Trust. See "—Subordination of Common Securities" beginning on page 26 and "—Liquidation Distribution Upon Termination" beginning on page 27. The existence of an event of default under the trust agreement does not entitle the holders of preferred securities to accelerate the maturity thereof, unless the event of default is caused by the occurrence of an event of default under the indenture and both the indenture trustee and holders of at least 25% in principal amount of the debentures fail to accelerate the maturity thereof.

Removal of the Trustees

        Unless an event of default under the indenture has occurred and is continuing, we may remove any trustee at any time. If an event of default under the indenture has occurred and is continuing, only the holders of a majority in liquidation amount of the outstanding preferred securities may remove the property trustee or the Delaware trustee. The holders of the preferred securities have no right to vote to appoint, remove or replace the trustees. These rights are vested exclusively with us as the holder of the common securities. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the successor trustee accepts the appointment in accordance with the trust agreement.

Co-Trustees and Separate Property Trustee

        Unless an event of default under the indenture has occurred and is continuing, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the property of Old Second Capital Trust may at the time be located, we will have the power to appoint at any time or times, and upon written request of the property trustee will appoint, one or more persons or entities either (1) to act as a co-trustee, jointly with the property trustee, of all or any part of the property of Old Second Capital Trust, or (2) to act as separate trustee of any property of Old Second Capital Trust. In either case, these trustees will have the powers that may be provided in the instrument of appointment, and will have vested in them any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. In case an event of default under the indenture has occurred and is continuing, the property trustee alone will have power to make the appointment.

Merger or Consolidation of Trustees

        Generally, any person or successor to any of the trustees may be a successor trustee to any of the trustees, including a successor resulting from a merger or consolidation. However, any successor trustee must meet all of the qualifications and eligibility standards to act as a trustee.

Mergers, Consolidations, Amalgamations or Replacements of Old Second Capital Trust

        Old Second Capital Trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below. For these purposes, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, in some cases that transaction may be considered to involve a replacement of Old Second Capital Trust, and the conditions set forth below would apply to such transaction. Old Second Capital Trust may, at our request, with the consent of the administrative trustees and without the consent of the holders of the preferred securities, the property trustee or the Delaware trustee, undertake a transaction listed above if the following conditions are met:

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  the successor entity either (1) expressly assumes all of the obligations of Old Second Capital Trust with respect to the preferred securities, or (2) substitutes for the preferred securities other securities having substantially the same terms as the preferred securities, referred to as "successor securities," so long as the successor securities rank the same in priority as the preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise;

  •
  we appoint a trustee of the successor entity possessing substantially the same powers and duties as the property trustee in its capacity as the holder of the debentures;

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  the successor securities are listed or traded or will be listed or traded on any national securities exchange or other organization on which the preferred securities are then listed, if any;

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  the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities, including any successor securities, in any material respect;

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  the successor entity has a purpose substantially identical to that of Old Second Capital Trust;

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  prior to the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, we have received an opinion from independent counsel that (1) any transaction of this kind does not adversely affect the rights, preferences and privileges of the holders of the preferred securities, including any successor securities, in any material respect, and (2) following the transaction, neither Old Second Capital Trust nor the successor entity will be required to register as an "investment company" under the Investment Company Act; and

  •
  we own all of the common securities of the successor entity and guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee, the debentures, the trust agreement and the expense agreement.

Notwithstanding the foregoing, Old Second Capital Trust may not, except with the consent of every holder of the preferred securities, enter into any transaction of this kind if the transaction would cause Old Second Capital Trust or the successor entity not to be classified as a grantor trust for federal income tax purposes.

Voting Rights; Amendment of Trust Agreement

        Except as described below and under "Description of the Guarantee—Amendments and Assignment" on page 44, and as otherwise required by the Trust Indenture Act and the trust agreement, the holders of the preferred securities will have no voting rights.

        The trust agreement may be amended from time to time by us, as holders of the common securities, and the trustees, without the consent of the holders of the preferred securities, in the following circumstances:

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  with respect to acceptance of appointment by a successor trustee;

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  to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, as long as the amendment is not inconsistent with the other provisions of the trust agreement and does not have a material adverse effect on the interests of any holder of trust securities; or

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  to modify, eliminate or add to any provisions of the trust agreement if necessary to ensure that Old Second Capital Trust will be classified for federal income tax purposes as a grantor trust at all times that any trust securities are outstanding or to ensure that Old Second Capital Trust will not be required to register as an "investment company" under the Investment Company Act.

        With the consent of the holders of a majority of the aggregate liquidation amount of the outstanding trust securities, we and the trustees may amend the trust agreement if the trustees receive an opinion of counsel to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect Old Second Capital Trust's status as a grantor trust for federal income tax purposes or Old Second Capital Trust's exemption from status as an "investment company" under the Investment Company Act. However, without the consent of each holder of trust securities, the trust agreement may not be amended to (1) change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date, or (2) restrict the right of a holder of trust securities to institute suit for the enforcement of the payment on or after that date.

        As long as the property trustee holds any debentures, the trustees will not, without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding preferred securities:

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  direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or executing any trust or power conferred on the property trustee with respect to the debentures;

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  waive any past default that is waivable under the indenture;

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  exercise any right to rescind or annul a declaration that the principal of all the debentures will be due and payable; or

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  consent to any amendment or termination of the indenture or the debentures, where the property trustee's consent is required. However, where a consent under the indenture requires the consent of each holder of the affected debentures, no consent will be given by the property trustee without the prior consent of each holder of the preferred securities.

The trustees may not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities. The property trustee will notify each holder of preferred securities of any notice of default with respect to the debentures. In addition to obtaining the foregoing approvals of the holders of the preferred securities, prior to taking any of the foregoing actions, the trustees must obtain an opinion of counsel experienced in these matters to the effect that Old Second Capital Trust will not be classified as an association taxable as a corporation for federal income tax purposes on account of the action.

        Any required approval of holders of trust securities may be given at a meeting or by written consent. The property trustee will cause a notice of any meeting at which holders of the trust securities are entitled to vote, or of any matter upon which action by written consent of the holders is to be taken, to be given to each holder of record of trust securities.

        No vote or consent of the holders of preferred securities will be required for Old Second Capital Trust to redeem and cancel its preferred securities in accordance with the trust agreement.

        Notwithstanding the fact that holders of preferred securities are entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by us, the trustees or any of our affiliates or any trustee, will, for purposes of the vote or consent, be treated as if they were not outstanding.

Global Preferred Securities

        The preferred securities will be represented by one or more global preferred securities registered in the name of The Depository Trust Company, New York, New York, or its nominee. A global preferred security is a security representing interests of more than one beneficial holder. Ownership of beneficial interests in the global preferred securities will be reflected in DTC participant account records through DTC's book-entry transfer and registration system. Participants are brokers, dealers, or others having accounts with DTC. Indirect beneficial interests of other persons investing in the preferred securities will be shown on, and transfers will be effected only through, records maintained by DTC participants. Except as described below, preferred securities in definitive form will not be issued in exchange for the global preferred securities. See "Book-Entry Issuance" beginning on page 42.

        No global preferred security may be exchanged for preferred securities registered in the names of persons other than DTC or its nominee unless:

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  DTC notifies the indenture trustee that it is unwilling or unable to continue as a depositary for the global preferred security and we are unable to locate a qualified successor depositary;

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  we execute and deliver to the indenture trustee a written order stating that we elect to terminate the book-entry system through DTC; or

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  there shall have occurred and be continuing an event of default under the indenture.

Any global preferred security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in the names as DTC shall direct. It is expected that the instructions will be based upon directions received by DTC with respect to ownership of beneficial interests in the global preferred security. If preferred securities are issued in definitive form, the preferred securities will be in denominations of $1,000, and multiples of $1,000, and may be transferred or exchanged at the offices described below.

        Unless and until it is exchanged in whole or in part for the individual preferred securities represented thereby, a global preferred security may not be transferred except as a whole by DTC to a nominee of DTC, by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depositary or any nominee of the successor.

        Payments on global preferred securities will be made to DTC, as the depositary for the global preferred securities. If the preferred securities are issued in definitive form, distributions will be payable by check mailed to the address of record of the persons entitled to the distribution, and the transfer of the preferred securities will be registrable, and preferred securities will be exchangeable for preferred securities of other denominations of a like aggregate liquidation amount, at the corporate office of the property trustee, or at the offices of any paying agent or transfer agent appointed by the administrative trustees. In addition, if the preferred securities are issued in definitive form, the record dates for payment of distributions will be the 15th day of the month in which the relevant distribution date occurs. For a description of the terms of DTC arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance" beginning on page 42.

        Upon the issuance of one or more global preferred securities, and the deposit of the global preferred security with or on behalf of DTC or its nominee, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate liquidation amounts of the individual preferred securities represented by the global preferred security to the designated accounts of persons that participate in the DTC system. These participant accounts will be designated by the dealers, underwriters or agents selling the preferred securities. Ownership of beneficial interests in a global preferred security will be limited to persons or entities having an account with DTC or who may hold interests through participants. With respect to interests of any person or entity that is a DTC participant, ownership of beneficial interests in a global preferred security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee. With respect to persons or entities who hold interests in a global preferred security through a participant, the interest and any transfer of the interest will be shown only on the participant's records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global preferred security.

        So long as DTC or another depositary, or its nominee, is the registered owner of the global preferred security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the preferred securities represented by the global preferred security for all purposes under the trust agreement. Except as described in this prospectus, owners of beneficial interests in a global preferred security will not be entitled to have any of the individual preferred securities represented by the global preferred security registered in their names, will not receive or be entitled to receive physical delivery of any of the preferred securities in definitive form and will not be considered the owners or holders of the preferred securities under the trust agreement.

        None of us, the property trustee, any paying agent or the securities registrar for the preferred securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global preferred security representing the preferred securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

        We expect that DTC or its nominee, upon receipt of any payment of the liquidation amount or distributions in respect of a global preferred security, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate liquidation amount of the global preferred security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global preferred security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." The payments will be the responsibility of the participants. See "Book-Entry Issuance" beginning on page 42.

Payment and Paying Agency

        Payments in respect of the preferred securities shall be made to DTC, which shall credit the relevant accounts of participants on the applicable distribution dates, or, if any of the preferred securities are not held by DTC, the payments shall be made by check mailed to the address of the holder as listed on the register of holders of the preferred securities. The paying agent for the preferred securities will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to us and the administrative trustees. The paying agent for the preferred securities may resign as paying agent upon 30 days' written notice to the administrative trustees, the property trustee and us. If the property trustee no longer is the paying agent for the preferred securities, the administrative trustees will appoint a successor to act as paying agent. The successor must be a bank or trust company acceptable to us and the property trustee.

Registrar and Transfer Agent

        The property trustee will act as the registrar and the transfer agent for the preferred securities. Registration of transfers of preferred securities will be effected without charge by or on behalf of Old Second Capital Trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. Old Second Capital Trust and its registrar and transfer agent will not be required to register or cause to be registered the transfer of preferred securities after they have been called for redemption.

Information Concerning the Property Trustee

        The property trustee undertakes to perform only the duties set forth in the trust agreement and as required by the Trust Indenture Act. After the occurrence of an event of default that is continuing, the property trustee must exercise the same degree of care and skill as a prudent person exercises or uses in the conduct of his or her own affairs. The property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred. If no event of default under the trust agreement has occurred and is continuing and the property trustee is required to decide between alternative causes of action, construe ambiguous or inconsistent provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one on which holders of preferred securities are entitled to vote, then the property trustee will take the action directed in writing by us. If the property trustee is not so directed, then it will take the action it deems advisable and in the best interests of the holders of the trust securities and will have no liability except for its own bad faith, negligence or willful misconduct.

Miscellaneous

        The administrative trustees are authorized and directed to conduct the affairs of and to operate Old Second Capital Trust in such a way that:

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  Old Second Capital Trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act;

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  Old Second Capital Trust will not be classified as an association taxable as a corporation for federal income tax purposes; and

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  the debentures will be treated as indebtedness incurred by us for federal income tax purposes.

In this regard, we and the administrative trustees are authorized to take any action not inconsistent with applicable law, the certificate of trust or the trust agreement, that we and the administrative trustees determine to be necessary or desirable for these purposes.

        Holders of the preferred securities have no preemptive or similar rights. The trust agreement and the trust securities will be governed by Delaware law.

DESCRIPTION OF THE DEBENTURES

        Concurrently with the issuance of the preferred securities, Old Second Capital Trust will invest the proceeds from the sale of the trust securities in the debentures issued by us. The debentures will be issued as unsecured debt under the indenture between us and Wilmington Trust Company, as indenture trustee. The indenture will be qualified under the Trust Indenture Act.

        The following discussion contains a description of the material provisions of the debentures and is subject to, and is qualified in its entirety by reference to, the indenture and to the Trust Indenture Act. We urge prospective investors to read the form of the indenture, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

        The debentures will be limited in aggregate principal amount to $28,350,500, or $32,603,100 if the underwriters' over-allotment option is exercised in full. This amount represents the sum of the aggregate stated liquidation amounts of the trust securities. The debentures will bear interest at the annual rate of            % of the principal amount. The interest will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning September 30, 2003, to the person in whose name each debenture is registered at the close of business on the 15th day of the month in which the relevant distribution occurs. It is anticipated that, until the liquidation, if any, of the trust, the debentures will be held in the name of the property trustee in trust for the benefit of the holders of the trust securities.

        The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the debentures is not a business day, then payment of interest will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next calendar year, payment of interest will be made on the immediately preceding business day. Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount due at the annual rate of            %, compounded quarterly.

        The debentures will mature on June 30, 2033, the stated maturity date. We may shorten this date once at any time to any date after June 30, 2008, subject to the prior approval of the Federal Reserve, if required by law or regulation.

        We will give notice to the indenture trustee and the holders of the debentures, no more than 180 days and no less than 30 days prior to the effectiveness of any change in the stated maturity date. We will not have the right to redeem the debentures from Old Second Capital Trust until after June 30, 2008, except if (1) a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms are defined on page 25, has occurred, or (2) we repurchase preferred securities in the market, in which case we can elect to redeem debentures specifically in exchange for a like amount of preferred securities owned by us plus a proportionate amount of common securities.

        The debentures will be unsecured and will rank junior to all of our senior and subordinated debt, including indebtedness we may incur in the future. Because we are a holding company, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary's liquidation or reorganization or otherwise, and thus the ability of holders of the debentures to benefit indirectly from any distribution by a subsidiary, is subject to the prior claim of creditors of the subsidiary, except to the extent that we may be recognized as a creditor of the subsidiary. The debentures will, therefore, be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of debentures should look only to our assets for payment. The indenture does not limit our ability to incur or issue secured or unsecured senior and junior debt. See "—Subordination" beginning on page 37.

        The indenture does not contain provisions that afford holders of the debentures protection in the event of a highly leveraged transaction or other similar transaction involving us, nor does it require us to maintain or achieve any financial performance levels or to obtain or maintain any credit rating on the debentures.

Option to Extend Interest Payment Period

        As long as no event of default under the indenture has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. However, no extension period may extend beyond the stated maturity of the debentures or end on a date other than a date interest is normally due. At the end of an extension period, we must pay all interest then accrued and unpaid, together with interest thereon at the annual rate of            %, compounded quarterly. During an extension period, interest will continue to accrue and holders of debentures, or the holders of preferred securities if they are then outstanding, will be required to accrue and recognize as income for federal income tax purposes the accrued but unpaid interest amounts in the year in which such amounts accrued. See "Material Federal Income Tax Consequences—Interest Income and Original Issue Discount" beginning on page 48.

        During an extension period, we may not:

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  declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, other than stock dividends, non-cash dividends in connection with the implementation of a stockholders' rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of capital stock into another class of capital stock, or allow any of our direct or indirect subsidiaries to do the same with respect to their capital stock, other than payment of dividends or distributions to us or to any of our direct or indirect subsidiaries;

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  make, or allow any of our direct or indirect subsidiaries to make, any payment of principal, interest or premium on, or repay, repurchase or redeem any debt securities issued by us that rank equally with or junior to the debentures;

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  make, or allow any of our direct or indirect subsidiaries to make, any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our direct or indirect subsidiaries if the guarantee ranks equally with or junior to the debentures, other than payments under the guarantee; or

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  redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

        Prior to the termination of any extension period, so long as no event of default under the indenture is continuing, we may further defer the payment of interest subject to the above stated requirements. Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period at any time. We do not currently intend to exercise our right to defer payments of interest on the debentures.

        We must give the property trustee, the administrative trustees and the indenture trustee notice of our election of an extension period at least two business days prior to the earlier of (1) the next date on which distributions on the trust securities would have been payable except for the election to begin an extension period, or (2) the date we are required to give notice of the record date, or the date the distributions are payable, to Nasdaq, or other applicable exchange of self-regulatory organization, or to holders of the preferred securities, but in any event at least one business day prior to the record date.

        Other than as described above, there is no limitation on the number of times that we may elect to begin an extension period.

Additional Sums to Be Paid as a Result of Additional Taxes

        If Old Second Capital Trust is required to pay any additional taxes, duties, assessments or other governmental charges as a result of the occurrence of a Tax Event, we will pay as additional interest on the debentures any amounts which may be required so that the net amounts received and retained by Old Second Capital Trust after paying any additional taxes, duties, assessments or other governmental charges will not be less than the amounts Old Second Capital Trust would have received had the additional taxes, duties, assessments or other governmental charges not been imposed.

Redemption

        Subject to prior approval of the Federal Reserve, if required by law or regulation, we may redeem the debentures prior to maturity:

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  on or after June 30, 2008, in whole at any time or in part from time to time;

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  in whole at any time within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event; or

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  at any time to the extent of any preferred securities we purchase, plus a proportionate amount of the common securities we hold.

In each case we will pay a redemption price equal to the accrued and unpaid interest on the debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount of the redeemed debentures.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of debentures to be redeemed at its registered address. Redemption of less than all outstanding debentures must be effected proportionately, by lot or in any other manner deemed to be fair and appropriate by the indenture trustee. Unless we default in payment of the redemption price for the debentures, on and after the redemption date interest will no longer accrue on the debentures or the portions of the debentures called for redemption.

        The debentures will not be subject to any sinking fund.

Distribution Upon Liquidation

        As described beginning on page 27 under "Description of the Preferred Securities—Liquidation Distribution Upon Termination," under certain circumstances and with the Federal Reserve's approval, the debentures may be distributed to the holders of the preferred securities in liquidation of Old Second Capital Trust after satisfaction of liabilities to creditors of Old Second Capital Trust. If this occurs, we will use our best efforts to designate the debentures for inclusion on Nasdaq or to list them on a national exchange, if the preferred securities are then included or listed. There can be no assurance as to the market price of any debentures that may be distributed to the holders of preferred securities.

Restrictions on Payments

        We are restricted from making certain payments (as described below) if we have chosen to defer payment of interest on the debentures, if an event of default has occurred and is continuing under the indenture, or if we are in default with respect to our obligations under the guarantee.

        If any of these events occur, we may not:

  •
  declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock, other than stock dividends, non-cash dividends in connection with the implementation of a stockholders' rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock, or allow any of our direct or indirect subsidiaries to do the same with respect to their capital stock, other than payment of dividends or distributions to us or to any of our direct or indirect subsidiaries;

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  make, or allow any of our direct or indirect subsidiaries to make, any payment of principal, interest or premium on, or repay or repurchase or redeem any of our debt securities that rank equally with or junior to the debentures;

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  make, or allow any of our direct or indirect subsidiaries to make, any guarantee payments with respect to any guarantee by us of the debt securities of any of our direct or indirect subsidiaries if the guarantee ranks equally with or junior to the debentures, other than payments under the guarantee; or

  •
  redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

Subordination

        The debentures are subordinated and junior in right of payment to all of our senior and subordinated debt, as defined below. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up or reorganization of our company, whether voluntary or involuntary in bankruptcy, insolvency, receivership or other proceedings in connection with any insolvency or bankruptcy proceedings, the holders of our senior and subordinated debt will first be entitled to receive payment in full of principal and interest before the holders of debentures will be entitled to receive or retain any payment in respect of the debentures.

        If the maturity of any debentures is accelerated, the holders of all of our senior and subordinated debt outstanding at the time of the acceleration will also be entitled to first receive payment in full of all amounts due to them, including any amounts due upon acceleration, before the holders of the debentures will be entitled to receive or retain any principal or interest payments on the debentures.

        No payments of principal or interest on the debentures may be made if there has occurred and is continuing a default in any payment with respect to any of our senior or subordinated debt or an event of default with respect to any of our senior or subordinated debt resulting in the acceleration of the maturity of the senior or subordinated debt, or if any judicial proceeding is pending with respect to any default.

        The term "debt" means, with respect to any person, whether recourse is to all, or a portion, of the assets of the person and whether or not contingent:

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  every obligation of the person for money borrowed;

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  every obligation of the person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

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  every reimbursement obligation of the person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the person;

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  every obligation of the person issued or assumed as the deferred purchase price of property or services, excluding trade accounts payable or accrued liabilities arising in the ordinary course of business;

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  every capital lease obligation of the person; and

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  every obligation of the type referred to in the first five points of another person and all dividends of another person the payment of which, in either case, the first person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

        The term "senior debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt, whether incurred on or prior to the date of the indenture or incurred after such date. However, senior debt will not be deemed to include:

  •
  any debt where it is provided in the instrument creating the debt that the obligations are not superior in right of payment to the debentures or to other debt which is equal with, or subordinated to, the debentures;

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  any of our debt that when incurred and without regard to any election under the federal bankruptcy laws, was without recourse to us;

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  any debt of ours to any of our non-bank subsidiaries;

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  any debt to any of our employees;

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  any debt that by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject; and

  •
  debt which constitutes subordinated debt.

        The term "subordinated debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt. Subordinated debt includes debt incurred on or prior to the date of the indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other debt of ours, other than the debentures. However, subordinated debt will not be deemed to include:

  •
  any of our debt that when incurred and without regard to any election under the federal bankruptcy laws was without recourse to us;

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  any debt of ours to any of our subsidiaries;

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  any debt to any of our employees;

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  any debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject;

  •
  debt which constitutes senior debt; and

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  any debt of ours under debt securities (and guarantees in respect of these debt securities) initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with us that is, directly or indirectly, our finance subsidiary in connection with the issuance by that entity of preferred securities or other securities which are intended to qualify for Tier 1 capital treatment.

        We expect from time to time to incur additional indebtedness, and there is no limitation under the indenture on the amount of indebtedness we may incur. As of March 31, 2003, we had approximately $18.2 million of senior and subordinated indebtedness outstanding.

Payment and Paying Agents

        Generally, payment of principal of and interest on the debentures will be made at the office of the indenture trustee in Wilmington, Delaware. However, we have the option to make payment of any interest by (1) check mailed to the address of the person entitled to payment at the address listed in the register of holders of the debentures, or (2) wire transfer to an account maintained by the person entitled thereto as specified in the register of holders of the debentures, if proper transfer instructions have been received by the applicable record date.

Payment of any interest on debentures will be made to the person in whose name the debenture is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest.

        Any moneys deposited with the indenture trustee or any paying agent for the debentures, or then held by us in trust, for the payment of the principal of or interest on the debentures and remaining unclaimed for two years after the principal or interest has become due and payable, will be repaid to us on June 30 of each year. If we hold any of this money in trust, then it will be discharged from Old Second Capital Trust to us and the holder of the debenture will thereafter look, as a general unsecured creditor, only to us for payment.

Registrar and Transfer Agent

        The indenture trustee will act as the registrar and the transfer agent for the debentures. Debentures may be presented for registration of transfer, with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed, at the office of the registrar. Provided that we maintain a transfer agent in Wilmington, Delaware or New York, New York, we may rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. We may at any time designate additional transfer agents with respect to the debentures.

        If we redeem any of the debentures, neither we nor the indenture trustee will be required to (1) issue, register the transfer of or exchange any debentures during a period beginning at the opening of business 15 days before the day of the mailing of and ending at the close of business on the day of the mailing of the relevant notice of redemption, or (2) transfer or exchange any debentures so selected for redemption, except, in the case of any debentures being redeemed in part, any portion not to be redeemed.

Modification of Indenture

        We and the indenture trustee may, from time to time without the consent of the holders of the debentures, amend, waive our rights under or supplement the indenture for purposes which do not materially adversely affect the rights of the holders of the debentures. Other changes may be made by us and the indenture trustee with the consent of the holders of a majority in total principal amount of the outstanding debentures. However, without the consent of the holder of each outstanding debenture affected by the proposed modification, no modification may:

  •
  extend the maturity date of the debentures;

  •
  reduce the principal amount or the rate or extend the time of payment of interest; or

  •
  reduce the percentage of principal amount of debentures required to amend the indenture.

As long as any of the preferred securities remain outstanding, no modification of the indenture may be made that requires the consent of the holders of the debentures, no termination of the indenture may occur, and no waiver of any event of default under the indenture may be effective, without the prior consent of the holders of a majority of the aggregate liquidation amount of the preferred securities.

Debenture Events of Default

        The indenture provides that any one or more of the following events with respect to the debentures constitutes an event of default under the indenture:

  •
  our failure to pay any interest on the debentures for 30 days after the due date, except where we have properly extended the interest payment;

  •
  our failure to pay any principal on the debentures when due whether at maturity, upon redemption or otherwise;

  •
  our failure to observe or perform in any material respect any other covenants or agreements contained in the indenture for 90 days after written notice to us from the indenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the debentures; or

  •
  our bankruptcy, insolvency or reorganization or dissolution of Old Second Capital Trust (except for certain transactions specifically permitted by the trust agreement).

        The holders of a majority of the aggregate outstanding principal amount of the debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee. The indenture trustee, or the holders of at least 25% in aggregate outstanding principal amount of the debentures, may declare the principal due and payable immediately upon an event of default under the indenture. The holders of a majority of the outstanding principal amount of the debentures may rescind and annul the declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration, has been deposited with the indenture trustee. The holders may not annul the declaration and waive a default if the default is the non-payment of the principal of the debentures which has become due solely by acceleration. Should the holders of the debentures fail to annul the declaration and waive the default, the holders of at least 25% in aggregate liquidation amount of the preferred securities will have this right.

        If an event of default under the indenture has occurred and is continuing, the property trustee will have the right to declare the principal of and the interest on the debentures, and any other amounts payable under the indenture, to be immediately due and payable and to enforce its other rights as a creditor with respect to the debentures.

        We are required to file annually with the indenture trustee a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the indenture.

Enforcement of Certain Rights by Holders of the Preferred Securities

        If an event of default under the indenture has occurred and is continuing and the event is attributable to the failure by us to pay interest on or principal of the debentures on the date on which the payment is due and payable, then a holder of preferred securities may institute a direct action against us to compel us to make the payment. We may not amend the indenture to remove the foregoing right to bring a direct action without the prior written consent of all of the holders of the preferred securities. If the right to bring a direct action is removed, Old Second Capital Trust may become subject to the reporting obligations under the Exchange Act.

        The holders of the preferred securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the debentures unless there has been an event of default under the trust agreement. See "Description of the Preferred Securities—Events of Default; Notice" beginning on page 28.

Consolidation, Merger, Sale of Assets and Other Transactions

        We may not consolidate with or merge into any other entity or convey or transfer our properties and assets substantially as an entirety to any entity, and no entity may be consolidated with or merged into us or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to us, unless:

  •
  we consolidate with or merge into another person or convey or transfer our properties and assets substantially as an entirety to any person, the successor person is organized under the laws of the United States or any state or the District of Columbia, and the successor person expressly assumes by supplemental indenture our obligations on the debentures;

  •
  immediately after the transaction, no event of default under the indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the indenture, has occurred and is continuing; and

  •
  certain other conditions as prescribed in the indenture are satisfied.

        Under certain circumstances, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, such transaction may be considered to involve a replacement of Old Second Capital Trust, and the provisions of the trust agreement relating to a replacement of Old Second Capital Trust would apply to such transaction. See "Description of the Preferred Securities—Mergers, Consolidations, Amalgamations or Replacements of Old Second Capital Trust" beginning on page 29.

Satisfaction and Discharge

        The indenture will cease to be of further effect and we will be deemed to have satisfied and discharged our obligations under the indenture when all debentures not previously delivered to the indenture trustee for cancellation:

  •
  have become due and payable; or

  •
  will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and we deposit or cause to be deposited with the indenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the debentures not previously delivered to the indenture trustee for cancellation, for the principal and interest due to the date of the deposit or to the stated maturity or redemption date, as the case may be.

        We may still be required to provide officers' certificates, opinions of counsel and pay fees and expenses due after these events occur.

Governing Law

        The indenture and the debentures will be governed by and construed in accordance with Illinois law.

Information Concerning the Indenture Trustee

        The indenture trustee is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, the indenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of debentures, unless offered reasonable security or indemnity by the holder against the costs, expenses and liabilities which might be incurred. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the indenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

Miscellaneous

        We have agreed, pursuant to the indenture, for so long as preferred securities remain outstanding:

  •
  to maintain directly or indirectly 100% ownership of the common securities of Old Second Capital Trust, except that certain successors that are permitted pursuant to the indenture may succeed to our ownership of the common securities;

  •
  not to voluntarily terminate, wind up or liquidate Old Second Capital Trust without prior approval of the Federal Reserve, if required by law or regulation;

  •
  to use our reasonable efforts to cause Old Second Capital Trust (1) to remain a statutory trust, and to avoid involuntary termination, winding up or liquidation, except in connection with a distribution of debentures, the redemption of all of the trust securities or mergers, consolidations or amalgamations, each as permitted by the trust agreement, and (2) to otherwise continue not to be treated as an association taxable as a corporation or a partnership for federal income tax purposes;

  •
  to use our reasonable efforts to cause each holder of trust securities to be treated as owning an individual beneficial interest in the debentures;

  •
  to use our reasonable efforts to maintain the eligibility of the preferred securities for quotation or listing on any national securities exchange or other organization for as long as the preferred securities are outstanding; and

  •
  not to issue directly or indirectly additional trust preferred securities that are senior in right of payment to the preferred securities.

BOOK-ENTRY ISSUANCE

General

        DTC will act as securities depositary for the preferred securities and may act as securities depositary for all of the debentures in the event of the distribution of the debentures to the holders of preferred securities. Except as described below, the preferred securities will be issued only as registered securities in the name of Cede & Co., as DTC's nominee. One or more global preferred securities will be issued for the preferred securities and will be deposited with DTC.

        DTC is a limited purpose trust company organized under New York banking law, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

        Purchases of preferred securities within the DTC system must be made by or through direct participants, which will receive a credit for the preferred securities on the DTC's records. The ownership interest of each actual purchaser of each preferred security is in turn to be recorded on the direct and indirect participants' records. These beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased preferred securities. Transfers of ownership interests in the preferred securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in preferred securities, except if use of the book-entry-only system for the preferred securities is discontinued.

        DTC will have no knowledge of the actual beneficial owners of the preferred securities; DTC's records reflect only the identity of the direct participants to whose accounts the preferred securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

        The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be accurate, but we and Old Second Capital Trust assume no responsibility for the accuracy thereof. Neither we nor Old Second Capital Trust have any responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

Notices and Voting

        Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Redemption notices will be sent to Cede & Co. as the registered holder of the preferred securities. If less than all of the preferred securities are being redeemed, the amount to be redeemed will be determined in accordance with the trust agreement.

        Although voting with respect to the preferred securities is limited to the holders of record of the preferred securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to preferred securities. Under its usual procedures, DTC would mail an omnibus proxy to the property trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the preferred securities are credited on the record date.

Distribution of Funds

        The property trustee will make distributions on the preferred securities to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participant and not of DTC, the property trustee, Old Second Capital Trust or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the property trustee, disbursement of the payments to direct participants is the responsibility of DTC, and disbursements of the payments to the beneficial owners is the responsibility of direct and indirect participants.

Successor Depositaries and Termination of Book-Entry System

        DTC may discontinue providing its services with respect to any of the preferred securities at any time by giving reasonable notice to the property trustee or us. If no successor securities depositary is obtained, definitive certificates representing the preferred securities are required to be printed and delivered. We also have the option to discontinue use of the system of book-entry transfers through DTC, or a successor depositary. After an event of default under the indenture, the holders of a majority in liquidation amount of preferred securities may determine to discontinue the system of book-entry transfers through DTC. In these events, definitive certificates for the preferred securities will be printed and delivered.

DESCRIPTION OF THE GUARANTEE

        The preferred securities guarantee agreement will be executed and delivered by us concurrently with the issuance of the preferred securities for the benefit of the holders of the preferred securities. The guarantee agreement will be qualified as an indenture under the Trust Indenture Act. Wilmington Trust Company, the guarantee trustee, will act as trustee for purposes of complying with the provisions of the Trust Indenture Act, and will also hold the guarantee for the benefit of the holders of the preferred securities.

        The following discussion contains a description of the material provisions of the guarantee and is subject to, and is qualified in its entirety by reference to, the guarantee agreement and to the Trust Indenture Act. We urge prospective investors to read the form of the guarantee agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

        We agree to pay in full on a subordinated basis, to the extent described in the guarantee agreement, the guarantee payments, as defined below, to the holders of the preferred securities, as and when due, regardless of any defense, right of set-off or counterclaim that Old Second Capital Trust may have or assert other than the defense of payment.

        The following payments with respect to the preferred securities are called the "guarantee payments" and, to the extent not paid or made by Old Second Capital Trust and to the extent that Old Second Capital Trust has funds available for those distributions, will be subject to the guarantee:

  •
  any accumulated and unpaid distributions required to be paid on the preferred securities;

  •
  with respect to any preferred securities called for redemption, the redemption price; and

  •
  upon a voluntary or involuntary dissolution, winding up or termination of Old Second Capital Trust, other than in connection with the distribution of debentures to the holders of preferred securities in exchange for preferred securities, the lesser of:

  (1)
  the amount of the liquidation distribution; or

  (2)
  the amount of assets of Old Second Capital Trust remaining available for distribution to holders of preferred securities in liquidation of the trust.

We may satisfy our obligations to make a guarantee payment by making a direct payment of the required amounts to the holders of the preferred securities or by causing Old Second Capital Trust to pay the amounts to the holders.

        The guarantee agreement is a guarantee, on a subordinated basis, of the guarantee payments, but the guarantee only applies to the extent Old Second Capital Trust has funds available for those distributions. If we do not make interest payments on the debentures purchased by Old Second Capital Trust, Old Second Capital Trust will not have funds available to make the distributions and will not pay distributions on the preferred securities.

Status of the Guarantee

        The guarantee constitutes our unsecured obligation that ranks subordinate and junior in right of payment to all of our senior and subordinated debt in the same manner as the debentures. We expect to incur additional indebtedness in the future, although we have no specific plans in this regard presently, and neither the indenture nor the trust agreement limits the amounts of the obligations that we may incur.

        The guarantee constitutes a guarantee of payment and not of collection. If we fail to make guarantee payments when required, holders of preferred securities may institute a legal proceeding directly against us to enforce their rights under the guarantee without first instituting a legal proceeding against any other person or entity.

        The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by Old Second Capital Trust or upon distribution of the debentures to the holders of the preferred securities. Because we are a holding company, our right to participate in any distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent we may be recognized as a creditor of that subsidiary. Our obligations under the guarantee, therefore, will be effectively subordinated to all existing and future liabilities of our subsidiaries, and claimants should look only to our assets for payments under the guarantee.

Amendments and Assignment

        Except with respect to any changes that do not materially adversely affect the rights of holders of the preferred securities, in which case no vote will be required, the guarantee may be amended only with the prior approval of the holders of a majority of aggregate liquidation amount of the outstanding preferred securities. See "Description of the Preferred Securities—Voting Rights; Amendment of Trust Agreement" beginning on page 30.

Events of Default; Remedies

        An event of default under the guarantee agreement will occur upon our failure to make any required guarantee payments or to perform any other obligations under the guarantee. The holders of a majority in aggregate liquidation amount of the preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee and may direct the exercise of any power conferred upon the guarantee trustee under the guarantee agreement.

        Any holder of preferred securities may institute and prosecute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

        We are required to provide to the guarantee trustee annually a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the guarantee agreement.

Termination of the Guarantee

        The guarantee will terminate and be of no further force and effect upon:

  •
  full payment of the redemption price of the preferred securities;

  •
  full payment of the amounts payable upon liquidation of Old Second Capital Trust; or

  •
  distribution of the debentures to the holders of the preferred securities.

If at any time any holder of the preferred securities must restore payment of any sums paid under the preferred securities or the guarantee, the guarantee will continue to be effective or will be reinstated with respect to such amounts.

Information Concerning the Guarantee Trustee

        The guarantee trustee, other than during the occurrence and continuance of our default in performance of the guarantee, undertakes to perform only those duties as are specifically set forth in the guarantee. When an event of default has occurred and is continuing, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to those provisions, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of any preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

Expense Agreement

        We will, pursuant to the agreement as to expenses and liabilities entered into by us and Old Second Capital Trust under the trust agreement, irrevocably and unconditionally guarantee to each person or entity to whom Old Second Capital Trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of Old Second Capital Trust, other than obligations of Old Second Capital Trust to pay to the holders of the preferred securities or other similar interests in Old Second Capital Trust of the amounts due to the holders pursuant to the terms of the preferred securities or other similar interests, as the case may be. Third party creditors of Old Second Capital Trust may proceed directly against us under the expense agreement, regardless of whether they had notice of the expense agreement.

Governing Law

        The guarantee will be governed by Illinois law.

RELATIONSHIP AMONG THE PREFERRED SECURITIES,
THE DEBENTURES AND THE GUARANTEE

Full and Unconditional Guarantee

        We irrevocably guarantee, as and to the extent described in this prospectus, payments of distributions and other amounts due on the preferred securities, to the extent the trust has funds available for the payment of these amounts. We and Old Second Capital Trust believe that, taken together, our obligations under the debentures, the indenture, the trust agreement, the expense agreement and the guarantee agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of distributions and other amounts due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of Old Second Capital Trust under the preferred securities.

        If and to the extent that we do not make payments on the debentures, Old Second Capital Trust will not pay distributions or other amounts due on the preferred securities. The guarantee does not cover payment of distributions when Old Second Capital Trust does not have sufficient funds to pay the distributions. In this event, the remedy of a holder of preferred securities is to institute a legal proceeding directly against us for enforcement of payment of the distributions to the holder. Our obligations under the guarantee are subordinated and junior in right of payment to all of our other indebtedness.

Sufficiency of Payments

        As long as payments of interest and other payments are made when due on the debentures, these payments will be sufficient to cover distributions and other payments due on the preferred securities, primarily because:

  •
  the aggregate principal amount of the debentures will be equal to the sum of the aggregate stated liquidation amount of the trust securities;

  •
  the interest rate and interest and other payment dates on the debentures will match the distribution rate and distribution and other payment dates for the preferred securities;

  •
  we will pay for any and all costs, expenses and liabilities of Old Second Capital Trust, except the obligations of Old Second Capital Trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities; and

  •
  Old Second Capital Trust will not engage in any activity that is not consistent with the limited purposes of Old Second Capital Trust.

Enforcement Rights of Holders of Preferred Securities

        A holder of any preferred security may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person. A default or event of default under any of our senior or subordinated debt would not constitute a default or event of default under the trust agreement. In the event, however, of payment defaults under, or acceleration of, our senior or subordinated debt, the subordination provisions of the indenture provide that no payments may be made in respect of the debentures until the obligations have been paid in full or any payment default has been cured or waived. Failure to make required payments on the debentures would constitute an event of default under the trust agreement.

Limited Purpose of Old Second Capital Trust

        The preferred securities evidence preferred undivided beneficial interests in the assets of Old Second Capital Trust. Old Second Capital Trust exists for the exclusive purposes of issuing the trust securities, investing the proceeds thereof in debentures issued by us and engaging in only those other activities necessary, advisable or incidental thereto. A principal difference between the rights of a holder of a preferred security and the rights of a holder of a debenture is that a holder of a debenture is entitled to receive from us the principal amount of and interest accrued on debentures held, while a holder of preferred securities is entitled to receive distributions from Old Second Capital Trust, or from us under the guarantee agreement, if and to the extent Old Second Capital Trust has funds available for the payment of the distributions.

Rights Upon Termination

        Upon any voluntary or involuntary termination, winding-up or liquidation of Old Second Capital Trust involving the liquidation of the debentures, the holders of the preferred securities will be entitled to receive, out of assets held by Old Second Capital Trust, the liquidation distribution in cash. See "Description of the Preferred Securities—Liquidation Distribution Upon Termination" beginning on page 27.

        Upon our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the debentures, would be a subordinated creditor of ours. Therefore, the property trustee would be subordinated in right of payment to all of our senior and subordinated debt, but is entitled to receive payment in full of principal and interest before any of our stockholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of Old Second Capital Trust other than the obligations of Old Second Capital Trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities, the positions of a holder of the preferred securities and a holder of the debentures relative to our other creditors and to our stockholders in the event of liquidation or bankruptcy are expected to be substantially the same.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

General

        The following is a summary of the material federal income tax consequences of the purchase, ownership and disposition of preferred securities. Except as otherwise specifically discussed below, this summary only addresses the federal income tax consequences to a holder of preferred securities that acquires them on their original issue at the first price at which a substantial amount of the preferred securities was sold (the "issue price") and that is:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or partnership organized in or under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to federal income taxation regardless of its source; or

  •
  a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more US fiduciaries have the authority to control all the substantial decisions of such trust or certain trusts in existence on August 20, 1996 which were treated as domestic trusts and elected to continue such treatment (a "US Person").

        This summary does not address all federal income tax consequences that may be applicable to a US Person that is a beneficial owner of preferred securities, nor does it address the tax consequences to:

  •
  persons that are not US Persons;

  •
  persons that may be subject to special treatment under federal income tax law, including, but not limited to, banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations and dealers in securities or currencies;

  •
  persons that will hold preferred securities as part of a position in a "straddle" or as part of a "hedging," "conversion" or other integrated investment transaction for federal income tax purposes;

  •
  persons whose functional currency is not the US dollar; or

  •
  persons that do not hold preferred securities as capital assets.

        This summary is based upon the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Such changes may be applied retroactively in a manner that could cause the federal income tax consequences to vary substantially from the consequences described below, possibly adversely affecting a beneficial owner of preferred securities. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of preferred securities may differ substantially from the treatment described below.

Classification of the Debentures

        In the opinion of Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC, the debentures will be classified for federal income tax purposes under current law as our indebtedness, and, by acceptance of a preferred security, each holder covenants to treat the debentures as indebtedness and the preferred securities as evidence of an indirect beneficial ownership interest in the debentures. No assurance can be given, however, that this position will not be challenged by the IRS or, if challenged, that it will be sustained. The remainder of this discussion assumes that the debentures will be classified for federal income tax purposes as our indebtedness.

Classification of Old Second Capital Trust

        Under current law and assuming compliance with the terms of the trust agreement, in the opinion of Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC, Old Second Capital Trust will be classified for federal income tax purposes as a grantor trust and not as an association taxable as a corporation. The following disclosure regarding certain federal income tax consequences assumes that Old Second Capital Trust will be treated as a grantor trust for federal income tax purposes.

        Each holder of preferred securities will be treated as owning, directly or indirectly, an interest in the debentures and, thus, will be required to take into account its pro rata share of interest on the debentures as interest income, including original issue discount, if any, paid or accrued with respect to the debentures whether or not cash is actually distributed to the holders of preferred securities. See "—Interest Income and Original Issue Discount."

Interest Income and Original Issue Discount

        Except as set forth below, a US holder of a preferred security will take into account its pro rata share of interest on the debentures as interest income at the time it is paid or accrued in accordance with such holder's method of accounting for federal income tax purposes.

        We have the right, at any time and from time to time, subject to certain conditions, to defer interest on the debentures, which will in turn result in the deferral of interest on the preferred securities for a period not exceeding 20 consecutive quarters, but not beyond the maturity date of the preferred securities. Under Treasury regulations, remote contingencies that stated interest will not be timely paid are ignored in determining whether a debt instrument is issued with original issue discount. We have concluded that, as of the date of this prospectus, the likelihood of us exercising our option to defer payments of interest on the debentures is remote within the meaning of the Treasury regulations. Therefore, the debentures should not be treated as issued with OID. It should be noted that these Treasury regulations have not been addressed in any rulings or other interpretations by the IRS, our counsel is unable to issue an opinion that our likelihood of exercising our option to defer payments of interest on the debentures is remote and it is possible that the IRS could take a position contrary to the interpretation described herein.

        Even though not anticipated, as described in the preceding paragraph, if payments of interest are deferred with respect to the debentures, the debentures would at that time be treated, solely for purposes of the OID rules, as having been retired and reissued with OID in an amount equal to the aggregate of all future payments of interest on the debentures. Accordingly, although the distributions would be deferred with respect to the preferred securities, a US holder of preferred securities would be required to accrue its pro rata share of interest on the debentures as OID on an economic accrual basis notwithstanding that we will not make any interest payments during such period on the debentures, and any US holder of preferred securities who disposes of the preferred securities prior to the record date for the payment of distributions following an extension period will be required to take into account any OID accrued during such period but will not receive any cash related thereto. If payment of interest on the debentures is deferred, OID will accrue over the remaining term of the debentures, and correspondingly with respect to the preferred securities, on a constant yield basis calculated in accordance with the method provided by Treasury regulations under section 1272 of the Internal Revenue Code (the "OID Regulations").

        If our option to extend the payment of interest on the debentures were not treated as remote, the debentures would be considered issued with OID at initial issuance, which OID would, in general, accrue over the term of the debentures, and correspondingly with respect to the preferred securities, on a constant yield basis. If our option to extend any payment on the debentures were further considered an unconditional option within the meaning of the OID Regulations, OID would also accrue over the term of the debentures on a constant yield basis. We believe that our option to extend the interest payment period on the debentures is not an unconditional option within the meaning of the OID Regulations. In any event, the conclusion that the debentures are issued without OID is likely not material as the payment of interest (and the associated income tax consequences) is likely to approximate any interest income accrual that would occur if the OID Regulations were deemed applicable by the IRS.

        Subsequent uses of the term "interest" in this summary include income in the form of OID.

        Because income on the preferred securities will constitute interest, corporate holders of preferred securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the preferred securities.

Market Discount

        If the preferred securities are treated for federal income tax purposes as representing an undivided interest in the debentures and a purchaser of a preferred security acquires a preferred security for less than its issue price (or a preferred security's "revised issue price" if the preferred securities are treated as being issued with OID), the preferred security will be treated as acquired with "market discount." However, market discount with respect to a preferred security will be considered to be zero if it is de minimis. Market discount will be de minimis with respect to a preferred security if it is less than the product of (1) 0.25% of the purchaser's pro rata share of the "stated redemption price at maturity" of the debentures multiplied by (2) the number of complete years to maturity of such debentures after the date of purchase. If the debentures are treated as being sold with OID, the application of the market discount rules to the preferred securities upon the sale of a preferred security is unclear to the extent we make periodic cash payments of interest. You should consult with your own tax advisors with respect to whether market discount will be created upon the sale or other disposition of a preferred security.

        The purchaser of preferred securities with more than a de minimis amount of market discount generally will be required to treat any gain on the sale, exchange, redemption, repayment or other disposition of all or part of the preferred securities as ordinary income to the extent of accrued (but not previously taxed) market discount. Market discount generally will accrue ratably during the period from the date of purchase of such preferred securities to the maturity date of the preferred securities, unless the holder irrevocably elects to accrue such market discount on the basis of a constant interest rate.

        A holder who has acquired a preferred security at a market discount generally will be required to defer any deductions of interest expense attributable to any indebtedness incurred or continued to purchase or carry the preferred security to the extent such interest expense exceeds the related interest income. Any such deferred interest expense generally will be allowable as a deduction not later than the year in which the related market discount income is recognized. As an alternative to the inclusion of market discount in income upon disposition of all or a portion of a preferred security, including redemptions, a holder may make an election to include market discount in income as it accrues on all market discount instruments acquired by the holder during or after the taxable year for which the election is made. In that case, the preceding deferral rule for interest expense will not apply. Any election of this nature may not be revoked without the IRS's consent.

Distribution of Debentures to Securityholders

        Under current law, a distribution by Old Second Capital Trust of the debentures as described under the caption "Description of the Preferred Securities—Liquidation Distribution Upon Termination" on page 27 will be non-taxable and will result in the securityholder's receiving directly his or her pro rata share of the debentures previously held indirectly through Old Second Capital Trust, with a holding period and aggregate tax basis equal to the holding period and aggregate tax basis such securityholder had in its preferred securities before such distribution. If, however, the liquidation of Old Second Capital Trust were to occur because Old Second Capital Trust is subject to federal income tax as a corporation, the distribution of debentures to securityholders by Old Second Capital Trust would be a taxable event to Old Second Capital Trust and it would recognize gain or loss as if it sold the debentures for their then fair market value. Each securityholder would also recognize gain or loss as if the securityholder had exchanged preferred securities for the fair market value of the debentures it received upon the liquidation of Old Second Capital Trust. A securityholder will include interest in respect of debentures received from Old Second Capital Trust in the manner described above under "—Interest Income and Original Issue Discount" and "—Market Discount."

Sales or Redemptions of Preferred Securities

        A holder of preferred securities that sells or redeems for cash preferred securities will recognize gain or loss equal to the difference between its adjusted tax basis in the preferred securities and the amount realized on the sale of such preferred securities. If the debentures are deemed to be issued with OID, the tax basis of a holder of preferred securities with respect to such securities generally will be such holder's initial purchase price, increased by OID previously accrued by the holder of preferred securities prior to the date of disposition and decreased by distributions or other payments received on the preferred securities that do not represent payments of principal on the debentures. Such gain or loss generally will be a capital gain or loss, except to the extent any amount realized is attributable to interest income, the tax on which will be dependent on the holding period of the preferred securities and other factors.

        Should we exercise our option to defer any payment of interest on the debentures, resulting in deferral of payments on the preferred securities, the preferred securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying debentures. In the event of such a deferral, a holder of preferred securities who disposes of its preferred securities between record dates for payments of distributions thereon will be required to accrue interest income to the date of disposition as OID, but may not receive the cash related thereto. However, such holder of preferred securities will add such amount to its adjusted tax basis in the preferred securities. To the extent the selling price is less than the preferred security holder's adjusted tax basis, such holder of preferred securities will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for federal income tax purposes.

Effect of Possible Changes in Tax Laws

        Congress and various Presidential administrations have considered certain proposed tax law changes in the past that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations depending on their terms. Although these proposed tax law changes have not been enacted into law, there can be no assurance that tax law changes will not be introduced which, if enacted after the date hereof, may adversely affect the federal income tax deductibility of interest payable on the debentures. Accordingly, there can be no assurance that a Tax Event will not occur. A Tax Event would permit us, upon approval of the Federal Reserve, if then required, to cause a redemption of the preferred securities before, as well as after, June 30, 2008. See "Description of the Debentures—Redemption" on page 36 and "Description of the Preferred Securities—Redemption or Exchange—Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event" beginning on page 24.

Information Reporting

        Generally, interest paid, or, if applicable, OID accrued, on the preferred securities held of record by individual citizens or residents of the United States, or certain trusts, estates and partnerships, will be reported to the IRS on Forms 1099-INT, or, where applicable, Forms 1099-OID, which forms should be mailed to the holders by January 31 following each calendar year.

Backup Withholding

        Unless a holder of preferred securities complies with certain identification requirements, "backup" withholding tax of 30% may apply to payments made on, and proceeds from the sale of, preferred securities. Any withheld amounts will be allowed as a credit against the holder's federal income tax liability, provided the required information is provided to the IRS on a timely basis.

        The federal income tax discussion set forth above is included for general information only and may not be applicable depending upon the particular situation of a holder of preferred securities. Holders of preferred securities should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the preferred securities, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws to the extent that the tax consequences are not addressed above, such as the particular personal tax consequences which may vary for investors in different tax situations.

ERISA CONSIDERATIONS

        Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, or section 4975 of the Internal Revenue Code, generally may purchase preferred securities, subject to the investing fiduciary's determination that the investment in preferred securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the plan.

        In any case, we and/or any of our affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of section 4975 of the Internal Revenue Code) with respect to certain plans. These plans generally include plans with respect to which we or any of our affiliates are a fiduciary or provide services to either the plan or the sponsor or contributor to such plan. The acquisition and ownership of preferred securities by a plan (or by an individual retirement arrangement described in section 4975(e)(1) of the Internal Revenue Code) with respect to which we or any of our affiliates are considered a party in interest or a disqualified person may result in a prohibited transaction under ERISA or the Internal Revenue Code, unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption.

        As a result, plans with respect to which we or any of our affiliates or any of its affiliates is a party in interest or a disqualified person should not acquire preferred securities unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption. Any other plans or other entities whose assets include plan assets subject to ERISA or section 4795 of the Internal Revenue Code proposing to acquire preferred securities should consult with their own counsel.

UNDERWRITING

        Howe Barnes Investments, Inc. is acting as representative of the underwriters listed below. Subject to the terms and conditions set forth in the underwriting agreement among us, Old Second Capital Trust and the underwriters, the underwriters have severally agreed to purchase from Old Second Capital Trust an aggregate of 2,750,000 preferred securities, in the amounts listed below.

Underwriters	Number of Preferred Securities
Howe Barnes Investments, Inc.

Total	2,750,000

        Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the preferred securities, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, the underwriting agreement may be terminated. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including the authorization and the validity of the preferred securities, and to other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers' certificates and legal opinions.

        Old Second Capital Trust has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 412,500 additional preferred securities. If the underwriters purchase any of the additional preferred securities under this option, each underwriter will be committed to purchase the additional shares in approximately the same proportion as allocated to them in the table above. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the preferred securities being offered.

        The table below shows the price and proceeds on a per security and aggregate basis. The proceeds to be received by Old Second Capital Trust, as shown in the table below, do not reflect various expenses of the offering, including registration and Nasdaq listing fees, trustees' fees, accounting fees and related expenses, fees and expenses of our legal counsel, and printing expenses, which are estimated to be $225,000 and payable by us.

	Per Preferred Security	Total	Total with Exercise of Over-Allotment Option
Public offering price	$10.00	$27,500,000	$31,625,000
Proceeds, before expenses, to Old Second Capital Trust	10.00	27,500,000	31,625,000
Underwriting commission

Proceeds, before expenses, to us

        The underwriters propose to offer the preferred securities directly to the public at the public offering price set forth above and to certain securities dealers, who may include the underwriters, at this price, less a concession not in excess of $            per preferred security, except with respect to sales of up to 20% of the preferred securities if such sales are directed by us, in which case the commission will be $            per preferred security. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $            per preferred security to certain brokers and dealers.

        The offering of the preferred securities is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the preferred securities. After the preferred securities are released for sale to the public, the underwriters may, from time to time, change the offering price and other selling terms.

        We and Old Second Capital Trust have agreed to indemnify the several underwriters against several liabilities, including liabilities under the Securities Act of 1933.

        The preferred securities have been approved for listing on the Nasdaq National Market under the symbol "OSBCP." However, neither we nor the underwriters can assure you as to the liquidity of the preferred securities or that an active and liquid market will develop or, if developed, that the market will continue. The offering price and distribution rate have been determined by negotiations between the underwriters and us, and the offering price of the preferred securities may not be indicative of the market price following the offering. The representatives of the underwriters will have no obligation to make a market in the preferred securities, however, and may cease market-making activities, if commenced, at any time.

        In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the preferred securities during and after the offering, such as the following:

  •
  the underwriters may over-allot or otherwise create a short position in the preferred securities for their own account by selling more preferred securities than have been sold to them;

  •
  the underwriters may elect to cover any short position by purchasing preferred securities in the open market or by exercising the over-allotment option;

  •
  the underwriters may stabilize or maintain the price of the preferred securities by bidding;

  •
  the underwriters may engage in passive market making transactions; and

  •
  the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if preferred securities previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

        The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the preferred securities to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.

        Because the National Association of Securities Dealers, Inc. may view the preferred securities as interests in a direct participation program, the offer and sale of the preferred securities is being made in compliance with the provisions of Rule 2810 under the NASD Conduct Rules.

        Howe Barnes Investments, Inc. will receive $72,300 for serving as information agent and dealer manager for our recently expired tender offer, pursuant to which we repurchased 723,000 shares of our common stock. The proceeds from the sale of the debentures to Old Second Capital Trust will be used to fund the tender offer. In addition, certain of the underwriters and their affiliates have provided in the past, and may provide in the future, investment banking services for us and our affiliates for which they would expect to receive customary fees and commissions. Certain of the underwriters are currently market makers in our common stock on Nasdaq and we anticipate that some of them will be market makers for the preferred securities.

LEGAL MATTERS

        Certain matters of Delaware law relating to the validity of the preferred securities and the formation of Old Second Capital Trust have been passed upon by Richards, Layton & Finger, P.A., Wilmington, Delaware, special Delaware counsel to us and Old Second Capital Trust. The validity of the preferred securities guarantee, the debentures and matters relating to federal income tax considerations have been passed upon for us by Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC, Chicago, Illinois, counsel to us and Old Second Capital Trust. Certain legal matters will be passed upon for the underwriters by Chapman and Cutler, Chicago, Illinois. Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC and Chapman and Cutler will rely on the opinion of Richards, Layton & Finger, P.A. as to matters of Delaware law.

EXPERTS

        Our consolidated financial statements, incorporated in this prospectus by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included in our Annual Report. These consolidated financial statements are incorporated by reference in this prospectus in reliance upon the report given on the authority of Ernst & Young LLP as experts in accounting and auditing.

WHERE YOU CAN FIND INFORMATION

        This prospectus is a part of a Registration Statement on Form S-3 filed by us and Old Second Capital Trust with the SEC under the Securities Act, with respect to the preferred securities, the debentures and the guarantee. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to Old Second Bancorp, Inc. and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and documents incorporated by reference. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

        We file periodic reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also inspect and copy these materials at the public reference facility of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. In addition, we maintain a website at http://www.o2bancorp.com.

        Old Second Capital Trust is not currently subject to the information reporting requirements of the Exchange Act and, although Old Second Capital Trust will become subject to such requirements upon the effectiveness of the registration statement, it is not expected that Old Second Capital Trust will be required to file separate reports under the Exchange Act.

        Each holder of the preferred securities will receive a copy of our annual report at the same time as we furnish the annual report to the holders of our common stock.

DOCUMENTS INCORPORATED BY REFERENCE

        We "incorporate by reference" into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below, all of which are filed under SEC File No. 0-10537:

  (a)
  our Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 21, 2003;

  (b)
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 15, 2003, as amended on Form 10-Q/A, filed with the SEC on May 19, 2003;

  (c)
  our Current Report on Form 8-K filed with the SEC on January 17, 2003; and

  (d)
  our Current Report on Form 8-K filed with the SEC on April 11, 2003.

        We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement that contains this prospectus and before the time that all of the securities offered in this prospectus are sold.

        You may request a copy of these filings at no cost by contacting Robin Hodgson, at the following address and phone number or by going to our website at www.o2bancorp.com:

Old Second Bancorp, Inc. 37 South River Street Aurora, Illinois 60506-4172 (630) 892-0202

2,750,000 Preferred Securities

Old Second Capital Trust I

            % Cumulative Trust Preferred Securities

Liquidation Amount $10 Per Preferred Security

Fully, irrevocably and unconditionally
guaranteed, on a subordinated basis, as
described in this prospectus, by

OLD SECOND BANCORP, INC.

PROSPECTUS

Howe Barnes Investments, Inc.

            , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of such expenses will be paid by Old Second Bancorp, Inc.. All amounts shown are estimates, except the SEC registration fee and the NASD and Nasdaq filing fees:

SEC registration fee	$2,559
NASD filing fee	3,662
Nasdaq listing fee	15,000
Trustees' fees	10,000
Printing and mailing expenses	40,000
Fees and expenses of counsel	100,000
Accounting and related expenses	50,000
Blue Sky fees and expenses	2,500
Miscellaneous	1,278

Total	$225,000

Item 15.    Indemnification of Directors and Officers.

        Section 102(b)(7) of the Delaware General Corporation Law ("DGCL"), generally permits a company to include a provision limiting the personal liability of a director in the company's restated certificate of incorporation. With limitations, this provision eliminates the personal liability of directors to the company or its stockholders for monetary damages for breach of fiduciary duty as a director. However, this provision does not eliminate director liability: (1) for breaches of the duty of loyalty to the company and its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for transactions from which a director derives improper personal benefit; or (4) under Section 174 of the DGCL ("Section 174"). Section 174 makes directors personally liable for unlawful dividends and stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability. While this provision protects the directors from awards for monetary damages for breaches of their duty of care, it does not eliminate their duty of care. The limitations in this provision have no effect on claims arising under the federal securities laws.

        In accordance with the Delaware General Corporation Law, Article VIII of the Company's Certificate of Incorporation provides as follows:

          The Corporation shall, to the full extent permitted by Section 145 of the General Corporation Law of Delaware, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

        Section 8.8 of the Company's Bylaws further provides as follows:

          (a)   Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

          The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          (b)   The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the Court of Chancery of the state of incorporation or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery of the state of incorporation or such other court shall deem proper.

          (c)   To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs (a) and (b), or in defense of any claims, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          (d)   Any indemnification under paragraph (a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in paragraphs (a) and (b). Such determination shall be made:

            (1)   By the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or

            (2)   If such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

            (3)   By the stockholders.

          (e)   Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this paragraph.

          (f)    The indemnification provided by this Section 8.8 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

        The Company also carries Directors' and Officers' liability insurance in the amount of $10.0 million.

        The Amended and Restated Trust Agreement will provide for indemnification of the Delaware Trustee and each of the administrative trustees by Old Second Bancorp, Inc. against any loss, damage, claims, liability, penalty or expense of any kind incurred by the trustees in connection with the performance of their duties or powers under the agreement in a manner reasonably believed by the trustee to be within the scope of its authority under the agreement, except that none of these trustees will be so indemnified for any loss, damage or claim incurred by reason of such trustee's gross negligence, bad faith or willful misconduct. Similarly, the agreement provides for indemnification of the property Trustee, except that the property Trustee is not indemnified from liability for its own negligent action, negligent failure to act or willful misconduct. Under the agreement, Old Second Bancorp, Inc. agrees to advance those expenses incurred by any trustee in defending any such claim, demand, action, suit or proceeding.

Item 16.    Exhibits.

Exhibit Number	Description
*1.1	Form of Underwriting Agreement.
*4.1	Form of Indenture.
*4.2	Form of Subordinated Debenture (included as Exhibit A to Exhibit 4.1).
*4.3	Certificate of Trust.
*4.4	Trust Agreement.
*4.5	Form of Amended and Restated Trust Agreement.
*4.6	Form of Preferred Securities Certificate (included as Exhibit D to Exhibit 4.5).
*4.7	Form of Preferred Securities Guarantee Agreement.
*4.8	Form of Agreement as to Expenses and Liabilities (included as Exhibit C to Exhibit 4.5).
*5.1	Opinion of Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC.
*5.2	Opinion of Richards, Layton & Finger, P.A.
*8.1	Opinion of Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC, as to certain tax matters.
*12.1	Calculation of ratios of earnings to fixed charges.
23.1	Consent of Ernst & Young LLP.
*23.2	Consent of Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC (included in opinions filed as Exhibits 5.1 and 8.1).
*23.3	Consent of Richards, Layton & Finger, P.A. (included in opinion filed as Exhibit 5.2).
*24.1	Powers of Attorney (included as part of signature pages).
*25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as trustee under the Indenture.
*25.2	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as trustee under the Trust Agreement.
*25.3	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as trustee under the Guarantee Agreement.

*
Previously filed.

Item 17.    Undertakings.

        The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of Old Second Bancorp, Inc.'s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The undersigned registrants hereby undertake that:

            (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Old Second Capital Trust certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aurora, State of Illinois, on June 24, 2003.

OLD SECOND CAPITAL TRUST I
By:	OLD SECOND BANCORP, INC., as Depositor
By:	/s/ WILLIAM B. SKOGLUND William B. Skoglund President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, Old Second Bancorp, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aurora, State of Illinois, on June 24, 2003.

OLD SECOND BANCORP, INC.
By:	/s/ WILLIAM B. SKOGLUND William B. Skoglund President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

Name	Title

/s/ WALTER ALEXANDER* Walter Alexander	Director
/s/ EDWARD BONIFAS* Edward Bonifas	Director
/s/ J. DOUGLAS CHEATHAM* J. Douglas Cheatham	Chief Financial Officer
/s/ MARVIN FAGEL* Marvin Fagel	Director
/s/ WILLIAM KANE* William Kane	Director
/s/ KENNETH LINDGREN* Kenneth Lindgren	Director
/s/ JESSE MABERRY* Jesse Maberry	Director
/s/ D. CHET MCKEE* D. Chet McKee	Director

/s/ WILLIAM MEYER* William Meyer	Director
/s/ GERALD PALMER* Gerald Palmer	Director
/s/ JAMES CARL SCHMITZ* James Carl Schmitz	Director
/s/ WILLIAM B. SKOGLUND William B. Skoglund	President, Chief Executive Officer, Director
*
William B. Skoglund, by signing his name hereto, does sign and execute this amendment to registration statement on behalf of the above-named officers and directors of Old Second Bancorp, Inc. on the 24th day of June, 2003 pursuant to the power of attorney executed on behalf of each of such officers and directors and previously filed with the Securities and Exchange Commission.
By:	/s/ WILLIAM B. SKOGLUND William B. Skoglund Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
*1.1	Form of Underwriting Agreement.
*4.1	Form of Indenture.
*4.2	Form of Subordinated Debenture (included as Exhibit A to Exhibit 4.1).
*4.3	Certificate of Trust.
*4.4	Trust Agreement.
*4.5	Form of Amended and Restated Trust Agreement.
*4.6	Form of Preferred Securities Certificate (included as Exhibit D to Exhibit 4.5).
*4.7	Form of Preferred Securities Guarantee Agreement.
*4.8	Form of Agreement as to Expenses and Liabilities (included as Exhibit C to Exhibit 4.5).
*5.1	Opinion of Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC.
*5.2	Opinion of Richards, Layton & Finger, P.A.
*8.1	Opinion of Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC, as to certain tax matters.
*12.1	Calculation of ratios of earnings to fixed charges.
23.1	Consent of Ernst & Young LLP.
*23.2	Consent of Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC (included in opinions filed as Exhibits 5.1 and 8.1).
*23.3	Consent of Richards, Layton & Finger, P.A. (included in opinion filed as Exhibit 5.2).
*24.1	Powers of Attorney (included as part of signature pages).
*25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as trustee under the Indenture.
*25.2	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as trustee under the Trust Agreement.
*25.3	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as trustee under the Guarantee Agreement.

*
Previously filed.

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OLD SECOND BANCORP, INC.
TABLE OF CONTENTS
SUMMARY
Old Second Bancorp, Inc.
Financial Summary
Operating Strategy
Recent Developments
Old Second Capital Trust I
The Offering
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
RISK FACTORS
Risks Related to an Investment in the Preferred Securities
Risks Related to an Investment in Old Second Bancorp, Inc.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
ACCOUNTING AND REGULATORY TREATMENT
DESCRIPTION OF OLD SECOND CAPITAL TRUST
DESCRIPTION OF THE PREFERRED SECURITIES
DESCRIPTION OF THE DEBENTURES
BOOK-ENTRY ISSUANCE
DESCRIPTION OF THE GUARANTEE
RELATIONSHIP AMONG THE PREFERRED SECURITIES, THE DEBENTURES AND THE GUARANTEE
MATERIAL FEDERAL INCOME TAX CONSEQUENCES
ERISA CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Directors and Officers.
  Item 16. Exhibits.
  Item 17. Undertakings.
SIGNATURES
EXHIBIT INDEX